     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1997



                                                      REGISTRATION NO. 333-19875

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        INTERNATIONAL AIRCRAFT INVESTORS
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                         7359                         95-4176107
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER ID NO.)
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NO.)

                       3655 TORRANCE BOULEVARD, SUITE 410
                           TORRANCE, CALIFORNIA 90503
                                 (310) 316-3080
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               WILLIAM E. LINDSEY
                        INTERNATIONAL AIRCRAFT INVESTORS
                       3655 TORRANCE BOULEVARD, SUITE 410
                           TORRANCE, CALIFORNIA 90503
                                 (310) 316-3080
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:


            RICHARD A. BOEHMER, ESQ.                          PAUL H. IRVING, ESQ.
              STUART Y. KIM, ESQ.                            ALLEN Z. SUSSMAN, ESQ.
             O'MELVENY & MYERS LLP                       MANATT, PHELPS & PHILLIPS, LLP
             400 SOUTH HOPE STREET                         11355 W. OLYMPIC BOULEVARD
         LOS ANGELES, CALIFORNIA 90071                   LOS ANGELES, CALIFORNIA 90064
                 (213) 669-6000                                  (310) 312-4000


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE



===================================================================================================
  TITLE OF EACH CLASS OF SECURITIES     PROPOSED MAXIMUM AGGREGATE
          TO BE REGISTERED                    OFFERING PRICE           AMOUNT OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------
            Common Stock                       $25,116,000                     $7,611(1)
===================================================================================================



(1) $6,970 previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 4, 1997

PRELIMINARY PROSPECTUS

                                1,820,000 SHARES

                        INTERNATIONAL AIRCRAFT INVESTORS

                                  COMMON STOCK
                            ------------------------


     All of the shares of Common Stock offered hereby are being sold by International Aircraft Investors (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.



     The Company has applied to have the Common Stock approved for quotation on the National Association of Securities Dealers Automated Quotation National Market ("Nasdaq-NM") under the trading symbol "IAIS."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                   PRICE TO       UNDERWRITING     PROCEEDS TO        SELLING
                                    PUBLIC        DISCOUNT(1)       COMPANY(2)      SHAREHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.....................        $                $                $                $
--------------------------------------------------------------------------------------------------
Total(3)......................        $                $                $                $
==================================================================================================


(1) Excludes the value of warrants to purchase up to 182,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price per share issuable upon exercise of warrants to be issued to Sutro & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. (the "Representatives") upon the closing of this offering. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses payable by the Company estimated to be $630,000.



(3) The Company has granted the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase a maximum of 273,000 additional shares of Common Stock from the Company solely to cover overallotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part and to withdraw, cancel or modify this offering without notice. It is expected that delivery of the certificates for the shares will be
made on or about             , 1997.

SUTRO & CO. INCORPORATED                  FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

               THE DATE OF THIS PROSPECTUS IS             , 1997

LOGO

 [THREE AIRCRAFT IN FLIGHT. TWO B 737S, ONE WITH THE LOGO AND NAME OF SOUTHWEST AND ONE WITH THE LOGO AND NAME OF BRITISH MIDLAND. THE THIRD AIRCRAFT IS AN MD
                     82 WITH THE LOGO AND NAME OF ALASKA.]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including the information appearing under "Risk Factors." Unless otherwise indicated, all financial information and share and per share data in this Prospectus, other than the Consolidated Financial Statements, (i) reflect a 1-for-6 reverse split of Common Stock prior to the closing of the offering, (ii) assume no exercise of the Underwriters' over-allotment option, (iii) assume the conversion of outstanding Preferred Stock into 801,277 shares of Common Stock upon the closing of this offering, (iv) assume the exercise of options to purchase 358,046 shares of Common Stock, and (v) exclude up to 182,000 shares of Common Stock issuable upon exercise of warrants to be issued to the Representatives (the "Representatives' Warrants") upon the closing of this offering. See "Management -- Stock Option Plan," "Description of Capital Stock" and "Underwriting." References in this Prospectus to the Company or IAI shall be deemed to include International Aircraft Investors and its subsidiaries unless otherwise stated.


                                  THE COMPANY


     International Aircraft Investors (the "Company" or "IAI") is primarily engaged in the acquisition of used, single-aisle jet aircraft and engines for lease and sale to domestic and foreign airlines and other customers. As of December 31, 1996, the Company's portfolio, appraised at approximately $91.53 million, had seven aircraft on lease to seven customers. The Company leases its aircraft under "triple net" operating leases where the lessee is responsible for all operating costs (i.e., crew, fuel, insurance, taxes, licenses, landing fees, navigation charges, maintenance, repairs and associated expenses) and the Company retains the potential benefit and assumes the risk of the residual value of the aircraft, as distinct from finance leases where the full cost of the aircraft is recovered over the term of the lease at usually lower monthly rates.


     The profits of the global airline industry are on the rise and load factors are expected to increase through 2015, according to the 1996 Current Market Outlook published by the Boeing Commercial Airplane Group in March 1996 (the "Boeing Report"). While Boeing projects that traffic will increase 5.1% annually through 2015 and that 15,900 new commercial jet aircraft will be delivered over the next approximately 20 years, it also states that airlines will confront an increasingly competitive environment with long-term profitability dependent on successful cost reductions. Such reductions will include improvements in fleet planning designed to more closely match aircraft capacity with passenger demand.


     An important element of fleet planning for many airlines is the use of operating leases which tend to maximize fleet flexibility due to their short-term nature and relatively small capital outlay, while minimizing financial risks. While most operating leases are made for new aircraft, emphasis on cost containment has been increasing the attractiveness of leasing used commercial jet aircraft.


     The Boeing Report estimates that 15,900 new commercial jet aircraft will be delivered over the next approximately 20 years, resulting in a projected worldwide fleet of approximately 23,000 commercial jet aircraft in 2015, net of 3,900 retired aircraft. Single-aisle jet aircraft with seating capacity of 121 to 170 are projected by the Boeing Report to account for approximately 31.5% of new commercial jet aircraft deliveries over the next approximately 20 years.

     Due to the increasing cost of commercial jet aircraft, the anticipated modernization of the worldwide aircraft fleet, and the emergence of new niche-focused airlines which generally use leasing for capital asset acquisitions, the Company believes that airlines will increasingly turn to operating leases as an alternative method to finance their fleets. Although the Boeing Report estimates that the fleets of operating lessors have grown from over 200 aircraft in 1986 to over 1,000 in 1995, commercial jet aircraft under operating lease represented only approximately 10% of total commercial jet aircraft in service at year-end 1995. The larger operating lessors appear to be focused on the lease of new, rather than used, commercial jet aircraft. The Company believes that the market for the operating lease of used commercial jet aircraft, including for single-aisle jet aircraft with seating capacity of 121 to 170, should grow due to the factors discussed above as well as the emphasis on airline cost reduction, the desire of airlines for fleet flexibility and the growth in air travel.

     The Company's strategy is to focus on operating leases of used, single-aisle jet aircraft to a diversified base of customers worldwide, while employing strict risk management criteria. Key elements of the Company's business strategy include the following:

     Focus on Operating Leases. The Company believes that airlines are becoming increasingly aware of the benefits of financing their fleet equipment on an operating lease basis, including preservation of cash flow and flexibility regarding fleet size and composition. The Company believes the operating lease of jet aircraft, especially used jet aircraft, offers the potential for a higher rate of return to the Company than other methods of aircraft financing, such as finance leases.

     Focus on Used Commercial Jet Aircraft with a Broad Market Acceptance. The Company leases used, single-aisle jet aircraft, particularly aircraft between six and 15 years old at the time the aircraft is acquired by the Company. The Company is currently focusing on the acquisition and lease of single-aisle jet aircraft, primarily aircraft with a seating capacity of 121 to 170 passengers, which, according to the Boeing Report, account for approximately 30.4% of the world fleet. The Boeing Report estimates that the commercial replacement cycle for this type of aircraft is 25 to 28 years from manufacture date. This category of jet aircraft includes aircraft such as the Boeing 737-200/-300/-400, the Airbus A320 and the McDonald Douglas MD80 series. The Company will also consider acquiring and leasing Boeing 757 aircraft, which have a seating capacity of 171 to 240 passengers. The Company will continue to purchase aircraft which enjoy significant manufacturer's support and fit the Company's criteria.


     Optimize Relationship with ILFC. The Company has had a long and continuous relationship with International Lease Finance Corporation, a wholly owned subsidiary of American International Group, Inc. ("ILFC"). ILFC was an initial investor in the Company and prior to the offering owned approximately 4.1% of the Company's equity. ILFC is a major owner-lessor of commercial jet aircraft having contacts with most airlines worldwide, the aircraft and engines manufacturers and most of the significant participants in the aircraft industry worldwide. The Company intends to use its relationship with ILFC to seek to gain access, where appropriate, to various airlines and other participants in the market to facilitate the purchase, lease, re-lease and sale of aircraft. ILFC's primary focus is the acquisition and leasing of new commercial jet aircraft. Thus, the Company's business compliments rather than competes with ILFC. See "Business -- Relationship With ILFC."



     Leverage Management Experience. The successful purchase and leasing of used commercial jet aircraft requires skilled management in order to evaluate the condition and price of the aircraft to be purchased and the current and anticipated market demand for that aircraft. The management of the Company and the Board of Directors of the Company, have significant global experience in the aviation industry, with an average of 28 years of experience, especially in the purchase, sale and financing of commercial jet aircraft, and have extensive contacts with airlines worldwide. See "Management -- Directors and Executive Officers."


     Access a Diversified Global Customer Base. The Company's objective is to diversify its customer base to avoid dependence on any one lessee, geographic area or economic trend.

     Employ Strict Risk Management Criteria. The Company will only purchase aircraft that are currently under lease or are subject to a contractual commitment for lease or purchase, will not purchase aircraft on speculation, and will seek financing using a non-recourse loan structure. The Company evaluates carefully the credit risk associated with each of its lessees and the lessee's ability to operate and properly maintain the aircraft. The Company also evaluates the return conditions in each lease since the condition of an aircraft at the end of a lease can significantly impact the amount the Company will receive on the re-lease or sale of an aircraft.

     The Company was incorporated in California in 1988, its principal executive offices are located at 3655 Torrance Boulevard, Suite 410, Torrance, California 90503, and its telephone and facsimile numbers are (310) 316-3080 and (310) 316-8145, respectively.

                                  THE OFFERING


Common Stock offered by the Company..  1,820,000 shares
Common Stock to be outstanding after
  the offering.......................  3,031,823 shares(1)
Use of proceeds......................  To finance the acquisition of aircraft, and for working capital and other general corporate purposes
Proposed Nasdaq-NM symbol............  IAIS


---------------


(1) Excludes (i) 372,498 shares of Common Stock subject to options outstanding on the date of this Prospectus with an exercise price of $6.00 per share;
    (ii) 116,666 shares of Common Stock issuable upon conversion of a 5% Subordinated Convertible Note due August 13, 1998 in the principal amount of $700,000 (the "Convertible Note"); (iii) 182,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants; and (iv) 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Option and Award Plan (the "1997 Option Plan") and the Company's 1997 Eligible Directors Stock Option Plan (the "1997 Directors Plan").



                                  RISK FACTORS



     See "Risk Factors" beginning on page 8 for information that should be considered by prospective investors. Such risk factors include the risks associated with the ownership of aircraft; the effects of downturns or adverse effects on the air transportation industry; the limited number of aircraft and leases of the Company; the credit risks associated with the Company's customers; international risks to the Company as a result of leases to foreign customers; aircraft noise compliance; the Company's reliance upon ILFC; the Company's dependence upon the availability of financing; interest rate risks to the Company; substantial competition in the aircraft leasing industry; limitations on stock ownership of the Company which may affect registration of the Company's aircraft in the United States; uncertainty regarding limits on liability of lessors of aircraft; the requirements and costs associated with the maintenance and operation of aircraft; risks of changes in tax laws or accounting principles; dependence on key management; quarterly fluctuations in operating results; the absence of a prior public market for the Company's Common Stock and the possible volatility of the stock price of the Company's Common Stock; broad management, discretion in the allocation of the use of the net proceeds of the offering; the number of shares eligible for future sale; certain anti-takeover provisions; and the immediate and substantial dilution of purchasers of the Common Stock of the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                                      YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------------------
                                                                           1992(1)      1993     1994     1995     1996
                                                                           -------     ------   ------   ------   -------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Revenues:
    Rental of flight equipment...........................................  $ 6,166     $6,098   $8,108   $7,765   $12,681
    Consulting fees......................................................       68        742      213      491       461
    Gain on sale of aircraft equipment...................................      841         --       --       --       141
    Interest income......................................................       35          7       68      118       169
                                                                            ------     ------   ------   ------   -------
        Total revenues...................................................    7,111      6,847    8,389    8,374    13,452
  Expenses:
    Interest.............................................................    3,182      2,293    3,548    3,776     6,277
    Depreciation.........................................................    2,970      2,014    3,165    3,354     5,550
    General and administrative...........................................      690        447      548      526       553
    Loss on sale of aircraft.............................................    3,645(2)      --       --       --        --
    Other................................................................      185         --       --       --        --
                                                                            ------     ------   ------   ------   -------
        Total expenses...................................................   10,672      4,754    7,261    7,656    12,380
  Equity in earnings of affiliates.......................................       --         --       --      184        --
  Income (loss) before income taxes and extraordinary items..............   (3,562)     2,093    1,128      901     1,072
  Income tax expense.....................................................        2         45       59       30        37
  Income (loss) before extraordinary items...............................   (3,564)     2,048    1,069      871     1,035
  Extraordinary items -- gain from debt forgiveness......................    4,326         --       --       --        --
                                                                            ------     ------   ------   ------   -------
  Net income (loss)......................................................  $   762     $2,048   $1,069   $  871   $ 1,035
                                                                            ======     ======   ======   ======   =======
  Net income (loss) per common and common equivalent share(3):
    Income (loss) before extraordinary items.............................  $ (0.60)    $ 0.24   $ 0.14   $ 0.11   $  0.13
    Extraordinary items..................................................     0.73         --       --       --        --
                                                                            ------     ------   ------   ------   -------
      Net income (loss)..................................................  $  0.13     $ 0.24   $ 0.14   $ 0.11   $  0.13
                                                                            ======     ======   ======   ======   =======
  Weighted average number of common and common equivalent shares
    outstanding(3).......................................................    5,863      9,857    7,766    7,766     7,821
  Pro forma net income per common and common equivalent share(4).........      .62       1.48      .83      .70       .80
  Pro forma weighted average number of common and common equivalent
    shares outstanding(4)................................................    1,503      1,503    1,503    1,503     1,520



                                                                                                DECEMBER 31, 1996
                                                                                             -----------------------
                                                                                                             AS
                                                                                             ACTUAL      ADJUSTED(5)
                                                                                             -------     -----------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
  Flight equipment under operating lease...................................................  $89,885       $89,885
  Total assets.............................................................................   92,620       112,981
  Debt financing(6)........................................................................   82,710        82,710
  Shareholders' equity.....................................................................    5,084        25,445



                                                                                       YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------
                                                                              1992      1993     1994     1995     1996
                                                                             -------   ------   ------   ------   -------
                                                                                        (DOLLARS IN THOUSANDS)
OTHER DATA
  EBITDA(7)................................................................  $10,561   $6,400   $7,841   $8,031   $12,758
  Return on average assets(8)..............................................      1.8%     5.8%     1.9%     1.5%      1.1%
  Return on average equity(9)..............................................       --       --     39.6%    24.6%     22.9%
  Aircraft equipment owned at period end(10)...............................        4        5        5        8         7


---------------

(1) Included in the 1992 income statement data is the consolidation of a wholly owned subsidiary which the Company disposed of during 1992. The subsidiary had net liabilities of $3,552,000 and was sold to ILFC for no consideration as ILFC guaranteed the debt of the subsidiary. Accordingly, the Company recognized an extraordinary gain from the disposal of the subsidiary for relief of the net liabilities. During 1992, revenues, expenses, gain on disposal, net loss and net loss per share related to this subsidiary were $712,000, $1,144,000, $3,552,000, $(432,000) and $(0.07), respectively.


(2) See "Business Aircraft Leasing."

(3) The treasury stock method was used to calculate net income (loss) per common and common equivalent share information and weighted average number of common and common equivalent shares outstanding.


                                               (footnotes continue on next page)

    The treasury stock method was modified as the number of common stock equivalents exceeded 20% of the number of common shares outstanding at the end of each of the periods presented in the accompanying consolidated financial statements. Accordingly, the number of shares which could be repurchased with the proceeds from such conversions was limited to 20% of the number of common shares and the remaining balance was applied to reduce long-term debt. The modified treasury stock method was applied only to 1993 as the effect on 1992, 1994, 1995 and 1996 was anti-dilutive. See Note 1 to Consolidated Financial Statements. Does not give effect to the 1-for-6 reverse stock split of Common Stock, the assumed conversion of outstanding shares of Preferred Stock into Common Stock, or the assumed exercise of options to acquire shares of Common Stock.



 (4) Pro forma information was calculated as if the 1-for-6 reverse stock split, the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock and the exercise of options to acquire 358,046 shares of Common Stock had occurred at the beginning of the periods indicated, with the proceeds from the exercise of the options used to reduce long-term debt and related interest costs. See Note 10 to Consolidated Financial Statements.



 (5) As adjusted to give effect to (i) the conversion of outstanding Preferred Stock into 801,277 shares of Common Stock; (ii) exercise of options to purchase 358,046 shares of Common Stock; (iii) the sale of the 1,820,000 shares of Common Stock offered by the Company hereby at an assumed offering price to the public of $11.00 per share, after deducting underwriting discounts and commissions and estimated expenses of the offering; and (iv) the application of the estimated net proceeds therefrom. See "Use of Proceeds."



 (6) Includes current portion of long-term debt of $42.2 million.



 (7) EBITDA, defined as income before interest expense, income taxes, depreciation, gain (loss) on sale of aircraft and extraordinary items, is not intended to represent an alternative to net income (as determined in accordance with generally accepted accounting principles) as a measure of performance and is also not intended to represent an alternative to cash flow from operating activities as a measure of liquidity. Rather, it is included herein because management believes that it provides an important additional perspective on the Company's operating results and the Company's ability to fund its continuing operations.



 (8) Calculations are based on the average monthly balances.


 (9) Contributed capital is total shareholders' equity excluding accumulated deficit.


(10) Aircraft equipment owned at period end includes one auxillary power unit which was purchased in 1995 and sold for a gain of $141,000 in December,

     1996.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

OWNERSHIP RISKS


     The Company leases its portfolio of aircraft under operating leases rather than finance leases. Under an operating lease, the Company retains title to the aircraft and assumes the risk of not recovering its entire investment in the aircraft through the re-leasing and remarketing process. Operating leases require the Company to re-lease or sell aircraft in its portfolio in a timely manner upon termination of the lease in order to minimize off-lease time and recover its original investment in the aircraft. Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or sell an aircraft on a timely basis or to re-lease at a satisfactory lease rate. Among the factors are the demand for various types of aircraft, general market and economic conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft), changes in the supply or cost of aircraft and technological developments. In addition, the success of an operating lease depends in significant part upon having the aircraft returned by the lessee in marketable condition as required by the lease. Consequently, there can be no assurance that the Company's estimated residual value for aircraft will be realized. If the Company is unable to re-lease or resell aircraft on favorable terms, its business, financial condition and results of operations would be adversely affected.


INDUSTRY RISKS

     The Company is in the business of providing leases of commercial jet aircraft to international and domestic airlines. Consequently, the Company is affected by downturns in the air transportation industry in general. Substantial increases in fuel costs or interest rates, increasing fare competition, slower growth in air traffic, or any significant downturn in the general economy could adversely affect the air transportation industry and may therefore negatively impact the Company's business, financial condition and results of operations. In recent months, there has been an increase in spot jet fuel prices. In addition, in recent years, a number of commercial airlines have experienced financial difficulties, in some cases resulting in bankruptcy proceedings. While the Company believes that its lease terms protect its aircraft and the Company's investment in such aircraft, there can be no assurance that the financial difficulties experienced by a number of airlines will not have an adverse effect on the Company's business, financial condition and results of operations.

LIMITED NUMBER OF AIRCRAFT AND LESSEES

     The Company currently owns and leases seven aircraft to seven lessees. The loss of any one aircraft or the financial difficulty of or lease default by any one lessee could have a material adverse effect on the Company's business, financial condition and results of operations.


RELIANCE UPON ILFC



     To date, five of the Company's current seven aircraft and leases were acquired from ILFC. See "Business -- Relationship With ILFC". In connection with all of the Company's aircraft, ILFC has provided guarantees or other financial support which have allowed the Company to finance the aircraft at more favorable leverage than the Company could have obtained without the guarantees and financial support of ILFC. In addition, ILFC has provided a portion of the consulting fees reported by the Company. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the Company will be able to continue to acquire from ILFC or from other entities aircraft and leases of the type and on terms as favorable as or better than the aircraft and leases acquired from ILFC. If aircraft and leases are acquired from ILFC or others, there can be no assurance that guarantees or financial support will be given by the seller or whether the Company will be able to receive as favorable leverage and interest rates from its lenders. If the Company is unable to acquire aircraft and leases and to finance the acquired aircraft at competitive rates, the Company's business, financial condition and results of operations could be adversely affected. See "Business -- Relationship With ILFC," "Certain Transactions" and
Note 6 to Consolidated Financial Statements.


CUSTOMER CREDIT RISKS

     Certain of the Company's existing and prospective customers are smaller domestic and foreign passenger airlines which, together with major passenger airlines, may suffer from the factors which have historically affected the airline industry. See "Industry Risks" above. A lessee may default in performance of its lease obligations and the Company may be unable to enforce its remedies under a lease. A number of airlines have experienced financial difficulties, and certain airlines have filed for bankruptcy and a number of such airlines have ceased operations. In most cases where a debtor seeks protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), creditors are stayed automatically from enforcing their rights. In the case of United States certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft. Specifically, the airline has 60 days from the date the lessor makes its claim to agree to perform its obligations and to cure any defaults before the lessor may repossess the aircraft. The scope of Section 1110 has been the subject of significant litigation and there can be no assurance that the provisions of Section 1110 will protect the Company's investment in an aircraft in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection.


     During the years ended December 31, 1994, 1995 and 1996, lease revenues from flight equipment generated from foreign customers accounted for approximately 80%, 69% and 45%, respectively, of total revenues. See "International Risks" below. The following customers accounted for more than 10% of the Company's total revenues in one or more of the three years ended December 31, 1996: British Midland Airways Limited (36%, 36% and 23% for the years ended December 31, 1994, 1995 and 1996, respectively), Alaska Airlines, Inc. (21% for the year ended December 31, 1996), Southwest Airlines Co. (15% for the year ended December 31, 1996), ILFC (6%, 16% and 10% for the years ended December 31, 1994, 1995 and 1996, respectively), New Zealand International Airlines Limited (42%, 26% and 10% for the years ended December 31, 1994, 1995 and 1996, respectively) and Delta Air Lines, Inc. (12%, 11% and 7% for the years ended December 31, 1994, 1995 and 1996, respectively).


     In 1991, the Company had a DC-9 aircraft on lease to Midway Airlines ("Midway"). The aircraft was not acquired from ILFC and was financed under a recourse loan to the Company. Due in part to expansion by Midway and an economic downturn, Midway filed for protection under the Bankruptcy Code in March 1991. At the time of the bankruptcy filing, the Company's DC-9 aircraft was undergoing a scheduled major overhaul, which caused the aircraft to be in a condition that it could not be flown.

     After the filing under the Bankruptcy Code, the Company negotiated with Midway and the Company's lender regarding the continued lease or other disposition of the aircraft. Market conditions for the leasing of used commercial jet aircraft deteriorated while these negotiations were underway. Ultimately, the Company concluded that the aircraft should not remain on lease to Midway. Management concluded that, because of the Company's then limited capital resources and the significant capital investment required to return the aircraft to a condition where it could be re-leased, the aircraft should be sold and the Company's loan with respect to the aircraft should be renegotiated.

     The aircraft, minus one engine which was at an overhaul shop, was then recovered. The aircraft was sold, resulting in proceeds of $1.5 million. The purchaser was required to complete the major overhaul work on the aircraft and add an engine before the aircraft could be operated. In satisfaction of the outstanding recourse loan of approximately $6.7 million (including accrued interest), the lender agreed to accept $4.0 million, a $750,000 Note due August 1998 and the Convertible Note. The $4.0 million was obtained from ILFC. The Company paid to ILFC the net proceeds from the sale of the aircraft, sold other assets to ILFC and issued to ILFC a $1.7 million Note due in installments through August 1999.


     These transactions resulted in a net loss to the Company in 1992 of $2.9 million. The Company's inability to collect receivables under a lease or to repossess aircraft in the event of a default by a lessee would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Aircraft Leasing."


INTERNATIONAL RISKS


     During 1994, 1995 and 1996, approximately 80%, 69% and 45%, respectively, of the Company's lease revenue was generated by leases to foreign customers. Such leases may present greater risks to the Company because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. In addition, many foreign countries have currency and exchange laws regulating the international transfer of currencies. The Company attempts to minimize its currency and exchange risks by negotiating all of its aircraft lease transactions in U.S. Dollars. See "Business -- Aircraft Leasing." The Company is subject to the timing and access to courts and the remedies local laws impose in order to collect its lease payments and recover its assets. Political instability abroad and changes in international policy also present risks associated with expropriation of the Company's leased aircraft. Although the Company has experienced no problems to date with its foreign lessees, there can be no assurance that the Company will not experience problems in collecting accounts due under leases to foreign customers or reacquiring aircraft from such customers in the future. International collection problems and problems in recovering aircraft could have a material adverse effect on the Company's business, financial condition and results of operations.


     Many foreign countries have currency and exchange laws regulating the international transfer of currencies. The Company attempts to minimize its currency and exchange risks by negotiating all of its aircraft leasing in U.S. dollars. The Company requires, as a condition to any foreign transaction, that the lessee in a foreign country first obtain, if required, written approval of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed to the Company in U.S. dollars. Although the Company has attempted to minimize the foreign currency risk, to the extent that significant currency fluctuations result in materially higher rental costs to a foreign lessee, the foreign lessee may be unable or unwilling to make the required lease payments.

     The Company's revenues and income may be affected by, among other matters, political instability abroad, changes in national policy, competitive pressures on certain air carriers, fuel shortages, labor stoppages, recessions and other political or economic events adversely affecting world or regional trading markets or impacting a particular customer.

     The Company's aircraft can be subject to certain foreign taxes and airport fees. Unexpected liens on an aircraft could be imposed in favor of a foreign entity, such as Eurocontrol or the airports of the United Kingdom.


AIRCRAFT NOISE COMPLIANCE



     The Airport Noise and Capacity Act of 1990 ("ANCA") requires the phaseout of Stage 2 aircraft (defined as aircraft that comply with the Stage 2 noise levels prescribed in Part 36 of the Federal Aviation Regulations) by December 31, 1999, subject to certain exceptions. The FAA regulations which implement the ANCA require carriers to modify or reduce the number of Stage 2 aircraft operated by 50% by the end of 1996, 75% by the end of 1998 and 100% by the end of 1999. Alternatively, a carrier could satisfy these compliance requirements by phasing in aircraft meeting the stricter Stage 3 requirements (set forth in Part 36 of the Federal Aviation Regulations) so that it has at least 65% Stage 3 aircraft by the end of 1996, 75% Stage 3 aircraft by the end of 1998 and 100% of Stage 3 aircraft by the end of 1999.

     Similar rules exist in other countries, including the countries in Western Europe, Australia, New Zealand and Japan, which either require compliance with regulations substantially identical to Stage 3 or which forbid the operation of additional non Stage 3 aircraft by carriers based in such jurisdictions, which has the effect of limiting the Company's ability to place aircraft on lease in such jurisdictions unless they have been modified to meet Stage 3 requirements.



     Four of the Company's aircraft currently meet Stage 3 requirements. Two of the Company's remaining three aircraft are currently leased in areas not imposing Stage 3 requirements. The Company may be required to modify one or more of its aircraft to meet Stage 3 requirements, which currently could cost in the range of $1.7 million to $2.5 million per aircraft. See "Business -- Government Regulation." The Company has no assurance that it will be able to obtain financing for any such modifications. See "Dependance Upon Availability of Financing" above.



     The ANCA also recognizes the right of airport operators with special noise problems to implement local noise abatement procedures as long as such procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. ANCA generally requires FAA approval of local noise restrictions on Stage 3 aircraft and establishes a regulatory notice and review process for local restrictions on Stage 2 aircraft first proposed after October 1990. As the result of litigation and pressure from airport area residents, airport operators have taken local actions over the years to reduce aircraft noise. These actions have included regulations requiring aircraft to meet prescribed decibel limits by designated dates, curfews during night time hours, restrictions on frequency of aircraft operations and various operational procedures for noise abatement.



     The imposition of and the cost of compliance by the Company with statutory and regulatory requirements concerning noise restriction and abatement could have a material adverse effect on the Company's business, financial condition and results of operations.



DEPENDENCE UPON AVAILABILITY OF FINANCING



     The operating lease business is a capital intensive business. The Company's typical operating lease transaction requires a cash investment by the Company of approximately 5% to 15% of the aircraft purchase price, commonly known as an "equity investment." The Company's equity investments have historically been financed from internally generated funds and other cash and seller financing (primarily from ILFC), and in the future will include a substantial portion of the net proceeds of the offering. The balance of the purchase price of an aircraft is typically financed with the proceeds of non-recourse, secured borrowings from banks or other financial institutions (to date with the support of ILFC as the seller of the flight equipment). Accordingly, the Company's ability to successfully execute its business strategy and to sustain its operations is dependent, in part, on the availability of debt and equity capital. In addition, the terms of the Company's loans generally end at the end of the noncancelable portion of the lease of the related aircraft. If the lease grants the lessee the option to renew the lease, the Company will be required to renegotiate the loan with its lender or obtain other financing. At December 31, 1996, approximately $42.2 million of the Company's debt financing was classified as current liabilities, primarily as a result of balloon payments due at the end of the noncancellable portion of leases occurring in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." There can be no assurance that the necessary amount of such capital will continue to be available to the Company on favorable terms, or at all. If the Company were unable to continue to obtain any portion of required financing on favorable terms, the Company's ability to add new leases to its lease portfolio, renew leases, re-lease an aircraft, repair or recondition an aircraft if required or retain ownership of an aircraft on which financing has expired would be limited, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's financing arrangements to date have been dependent in part upon ILFC. See "Reliance Upon ILFC" above and "Business -- Relationship With ILFC," "Certain Transactions" and Note 6 to Consolidated Financial Statements.

INTEREST RATE RISK



     The Company's leases are generally structured at fixed rental rates for specified terms. As of December 31, 1996, borrowings subject to interest rate risk, after taking into account guarantees and interest rate swaps in place, totaled $2.3 million or 3% of the Company's total borrowings. In addition, at December 31, 1996, approximately $42.2 million of the Company's debt financing matures or comes due within one year from such date, including approximately $37.2 million of debt relating to four leases which expire between January and August, 1997. All leases were recently extended. See "Business -- Lease Portfolio" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the Company will be able to finance or refinance its borrowings at fixed rates which result in acceptable interest rate spreads to the applicable leases, or at fixed rates at all. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its loans. There can be no assurance that the Company's business, financial condition and operating results will not be adversely affected during any period of increases in interest rates.



SUBSTANTIAL COMPETITION


     The aircraft leasing industry is highly competitive, depending in part upon the type of leased aircraft and prospective lessees. The Company believes that only a few comparably sized companies on a worldwide basis focus primarily on the same segment of the aircraft leasing market as the Company. In addition, a number of aircraft manufacturers, airlines and other operators, distributors, equipment managers, leasing companies (including ILFC), financial institutions and other parties engaged in leasing, managing, marketing or remarketing aircraft compete with the Company, although their primary focus is not on the market segment on which the Company focuses. Many of these periodic competitors have significantly greater financial resources than the Company. The Company's competitors may lease aircraft at lower rates than the Company and provide benefits, such as direct maintenance, crews, support services and trade-in privileges, which the Company does not intend to provide. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

STOCK OWNERSHIP AFFECTING AIRCRAFT REGISTRATION


     The Company intends to maintain United States registration of some of the aircraft which it owns. Aircraft may not be registered in the United States unless the registered owner is a citizen of the United States or other permissible persons under the Federal Aviation Act. If a corporation is the registered owner of an aircraft, the corporation must be organized under the laws of the United States or any State, and the president and two-thirds or more of the board of directors and at least 75% of the voting interest of the corporation must be controlled by persons who are citizens of the United States. Non-U.S. citizens may hold stock in a U.S. corporation through an appropriate voting trust. Any successful challenge to registration of an aircraft by the Federal Aviation Administration (the "FAA") may result in substantial penalties, including the forced sale of the aircraft, the potential for uninsured casualties to the aircraft, the loss of the benefits of the central recording system under federal law (thereby leaving the aircraft exposed to liens or other interests not of record with the FAA), and a breach by the Company of any leases or financing agreements with respect to the aircraft. See "Principal Shareholders."



UNCERTAINTY REGARDING LIMITS ON LIABILITY OF LESSORS


     Section 44112 of Title 49 of the United States Code provides that a lessor of aircraft generally will not be liable for any personal injury or death, or damage to or loss of property, provided that such lessor is not in actual possession or control of the aircraft at the time of such injury, death or damage. Under certain circumstances, however, courts have interpreted Section 44112 narrowly, limiting its protection to certain aircraft lessors and have held that state common law remedies may apply, notwithstanding the limitations on liability under Section 44112. Under common law, the owner of an aircraft may be held liable for injuries or damage to passengers or property, and such damage awards can be substantial. Because there is little case law interpreting Section 44112, there can be no assurance that the provisions of
Section 44112 would fully protect the Company from all liabilities in connection with any injury, death, damage or loss that may be caused by any aircraft it owns. For example, Section 44112 may not preempt state law with respect to liability for third party injuries arising from a lessor's or owner's own negligence. It is anticipated that each lessee under the terms of each lease to be entered into by the Company will be obligated to indemnify the Company for, or insure the Company against, virtually all claims by third parties; however, in the event that Section 44112 were not applicable, no assurance can be given that the lessees could fulfill their indemnity obligations under any such leases or that any insurance obtained will be sufficient.


REQUIREMENTS AND COSTS ASSOCIATED WITH THE MAINTENANCE AND OPERATION OF AIRCRAFT


     The maintenance and operation of aircraft are strictly regulated by the FAA and foreign aviation authorities which oversee such matters as aircraft certification, inspection, maintenance, certification of personnel, and record-keeping. The cost of complying with such requirements are significant. The Company will seek to lease its aircraft to lessees that agree to bear all or a significant portion of the costs of complying with governmental regulations. All of the Company's current leases require the lessee to bear all of the costs of complying with governmental regulations. However, in the event a lessee fails to maintain aircraft in accordance with the terms of a lease or a lease terminates shortly before a major required overhaul, the Company may be required to spend substantial sums to repair or recondition the aircraft and may be required to borrow funds for the purpose. See "Customer Credit Risks" above. The FAA issued several Airworthiness Directives ("ADs") in 1990 mandating changes to the maintenance program for older aircraft. These ADs were issued to ensure that the oldest portion of the nation's transport aircraft fleet remains airworthy. The FAA is requiring that these aircraft undergo extensive structural modifications. These modifications are required upon accumulation of 20 years' time in service or prior to the accumulation of a designated number of flight-cycles, whichever occurs later. Future regulatory changes may also increase the cost of operating or maintaining the aircraft and may adversely affect the residual value of the aircraft. The failure of a lessee to comply with lease maintenance and operation obligations or the imposition of governmental requirements involving substantial compliance costs could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF CHANGES IN TAX LAWS OR ACCOUNTING PRINCIPLES

     The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In addition, the Company's lessees currently enjoy favorable accounting and tax treatment by entering into operating leases. Any change to current tax laws or accounting principles that make operating lease financing less attractive would adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY MANAGEMENT


     The Company's business operations are dependent in part upon the expertise of certain key employees. Loss of the services of such employees, particularly William E. Lindsey and Michael P. Grella, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company will have employment agreements with Mr. Lindsey and Mr. Grella. The Company will maintain key man life insurance of $2.0 million on each of Mr. Lindsey and Mr. Grella. See "Management."


QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     The Company has experienced fluctuations in its quarterly operating results and anticipates that these fluctuations may continue. Such fluctuations may be due to a number of factors, including the timing of purchases or sales of aircraft, the timing and extent of consulting and remarketing fees, unanticipated early lease terminations, termination of a lease and the subsequent re-lease at a different lease rate or a default by a lessee. Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that results for any one quarter should not be relied upon as an indication of future performance. In the event the Company's revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Company's Common Stock.

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or continue after the offering. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters, and may not be indicative of the market price. Additionally, the market price of the Common Stock could be subject to significant fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the airline industry, changes in accounting principles or tax laws applicable to the Company or its lessees, or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance, and changes in earnings estimates or recommendations by securities analysts. See "Underwriting."


BROAD MANAGEMENT DISCRETION IN ALLOCATION OF NET PROCEEDS



     The Company expects to use the net proceeds of the Offering to acquire additional aircraft for lease and for working capital and other general purposes, but has not yet entered into agreements to purchase any specific aircraft or otherwise identified any other specific uses for such net proceeds. The Company's management, subject to approval by the Company's Board of Directors, will retain broad discretion as to the allocation of the proceeds of the offering. The failure of management to apply such proceeds effectively could have a material adverse effect on the Company's business, financial condition and results of operations.


SHARES ELIGIBLE FOR FUTURE SALE


     After completion of the offering, the Company will have 3,031,823 shares of Common Stock outstanding. Of those shares, the 1,820,000 shares of Common Stock offered hereby (2,093,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 1,211,823 shares were issued by the Company in private transactions prior to this offering and are "restricted securities" as that term is defined in Rule 144 and are tradeable subject to compliance with Rule 144. In addition, 372,498 shares are subject to existing options and 100,000 shares are reserved for issuance under the Company's 1997 Option Plan and the 1997 Directors Plan. The Company plans to register the shares issuable upon exercise of these options under the Securities Act.



     The Company, its officers and directors, and certain of the shareholders of the Company, who upon completion of this offering will own an aggregate of 1,073,489 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities, subject to certain exceptions, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives.


     Because there has been no public market for shares of Common Stock of the Company, the Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of law and the Company's Amended and Restated Articles of Incorporation and Bylaws (as they will be amended prior to the offering) could make more difficult the acquisition of the

Company by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include authorization of the issuance of up to 15,000,000 shares of Preferred Stock, with such characteristics that may render it more difficult or tend to discourage a merger, tender offer or proxy contest. The Company's Amended and Restated Articles of Incorporation also provides that shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. The Company's Bylaws also limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice. In addition, upon qualification of the Company as a "listed corporation" as defined in Section 301.5(d) of the California Corporations Code, cumulative voting will be eliminated. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in the offering will experience immediate and substantial dilution of approximately $2.61 per share in the net tangible book value per share of Common Stock from the assumed initial public offering price of $11.00 per share. See "Dilution."


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,820,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $18.0 million (or $20.8 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the offering, and assuming an initial public offering price of $11.00 per share. The Company intends to use the net proceeds, together with debt financing, to acquire additional aircraft for lease and for working capital and other general purposes. The Company has not yet entered into agreements to purchase any specific aircraft or otherwise identified any other specific uses of such net proceeds. See "Risk Factors -- Broad Management Discretion in Allocation of Net Proceeds." Pending such uses, the Company will invest the net proceeds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its capital stock. The payment of cash dividends in the future will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant. Following consummation of the offering, the Company intends to retain all available funds for use in its business. Accordingly, the Company does not anticipate declaring or paying any dividends on the Common Stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at December 31, 1996 on an actual basis, which gives effect to a 1-for-6 reverse stock split, and as adjusted to give effect to (i) the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock; (ii) the exercise of options to acquire 358,046 shares of Common Stock; (iii) the sale of the 1,820,000 shares of Common Stock offered by the Company hereby at an assumed offering price to the public of $11.00 per share, after deducting underwriting discounts and commissions and estimated expenses of the offering; and (iv) the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                            DECEMBER 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                          (IN THOUSANDS, EXCEPT
                                                                               SHARE DATA)
Debt financing(1)......................................................  $82,710      $  82,710
                                                                         -------          -----
Shareholders' equity:
  Convertible preferred stock, $.01 par value per share; 15,000,000 shares authorized; 823,500 shares issued and outstanding, actual;
     22,222 issued, as adjusted........................................       49             --
  Common stock, $.01 par value per share; 20,000,000 shares authorized;
     52,500 shares outstanding, actual; and 3,031,823 shares
     outstanding, as adjusted(2).......................................        3             30
Additional paid-in capital.............................................    5,170         25,510
Accumulated deficit....................................................     (139)          (139)
                                                                         -------          -----
  Total shareholders' equity                                               5,083         25,445
                                                                         -------          -----
          Total capitalization.........................................  $87,793      $ 108,155
                                                                         =======          =====



(1) Includes current portion of long-term debt of $42.2 million.



(2) Excludes (i) 372,498 shares of Common Stock subject to options outstanding on the date of this Prospectus with an exercise price of $6.00 per share;
    (ii) 116,666 shares of Common Stock issuable upon conversion of the Convertible Note; (iii) 182,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants; and (iv) 100,000 shares of Common Stock reserved for issuance under the 1997 Option Plan and the 1997 Directors Plan. See "Management -- Director Compensation" and " -- Stock Option Plan" and "Underwriting."

                                    DILUTION


     At December 31, 1996, the net tangible book value of the Company was $5.1 million or $96.83 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to a 1-for-6 reverse stock split. After giving effect to (i) the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock; and
(ii) the exercise of options to acquire 358,046 shares of Common Stock, the net tangible book value of the Company at December 31, 1996 would have been $7.5 million, or $6.15 per share of common stock. After giving effect to these conversions, the sale by the Company of the 1,820,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price to the public of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value of the Company at December 31, 1996 would have been $25.4 million, or $8.39 per share. This represents an immediate increase in net tangible book value of $2.24 per share to the existing shareholders and an immediate dilution in net tangible book value to new investors of $2.61 per share. The following table illustrates the per share dilution:



        Assumed initial public offering price......................             $11.00
          Net tangible book value per share at December 31, 1996...  $96.83
          Decrease attributable to conversion of Preferred Stock
             and exercise of stock options.........................  (90.68)
                                                                     ------
          Adjusted net tangible book value per share before the
             offering..............................................    6.15
          Increase attributable to new investors in the offering...    2.24
                                                                     ------
        As adjusted, net tangible book value per common share after
          the offering.............................................               8.39
                                                                                ------
        Dilution per common share to new investors.................             $ 2.61
                                                                                ======



     The following table summarizes, as of December 31, 1996, after giving effect to a 1-for-6 reverse stock split, the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock and the exercise of options to acquire 358,046 shares of Common Stock, the difference between the current shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid, assuming an initial public offering price to the public of $11.00 per share.



                                           SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                         ---------------------     -----------------------     PRICE PER
                                          NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                         ---------     -------     -----------     -------     ---------
Existing shareholders..................  1,211,823       40.0%     $ 7,595,943       27.5%      $  6.27
New investors..........................  1,820,000       60.0       20,020,000       72.5         11.00
                                           -------      -----        ---------      -----
          Total........................  3,031,823      100.0%     $27,615,943      100.0%
                                           =======      =====        =========      =====



     The foregoing excludes (i) 372,498 shares of Common Stock subject to options outstanding on the date of this Prospectus with an exercise price of $6.00 per share; (ii) 166,666 shares of Common Stock issuable upon conversion of the Convertible Note; (iii) 182,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants; and (iv) 100,000 shares of Common Stock reserved for issuance under the 1997 Option Plan and the 1997 Directors Plan. See "Management -- Director Compensation" and " -- Stock Option Plan" and "Underwriting."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)



     The following selected consolidated financial and operating data should be read in conjunction with the accompanying Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial data set forth below as of and for the fiscal years ended December 31, 1993, 1994, 1995 and 1996 have been derived from the consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial data set forth below as of and for the fiscal year ended December 31, 1992 have been derived from the unaudited consolidated financial statements of the Company.



                                                                          AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------------------------------
                                                           1992(1)          1993           1994           1995           1996
                                                         -----------     ----------     ----------     ----------     -----------
STATEMENT OF INCOME DATA
  Revenues:
    Rental of flight equipment.........................  $     6,166     $    6,098     $    8,108     $    7,765     $    12,681
    Consulting fees....................................           68            742            213            491             461
    Gain on sale of aircraft equipment.................          841             --             --             --             141
    Interest income....................................           35              7             68            118             169
                                                          ----------     -----------    ----------     ----------      ----------
        Total revenues.................................        7,111          6,847          8,389          8,374          13,452
  Expenses:
    Interest...........................................        3,182          2,293          3,548          3,776           6,277
    Depreciation.......................................        2,970          2,014          3,165          3,354           5,550
    General and administrative.........................          690            447            548            526             553
    Loss on sale of aircraft...........................        3,645(2)          --             --             --              --
    Other..............................................          185             --             --             --              --
                                                          ----------     -----------    ----------     ----------      ----------
        Total expenses.................................       10,672          4,754          7,261          7,656          12,380
  Equity in earnings of affiliates.....................           --             --             --            184              --
  Income (loss) before income taxes and extraordinary
    items..............................................       (3,562)         2,093          1,128            901           1,072
  Income tax expense...................................            2             45             59             30              37
  Income (loss) before extraordinary items.............       (3,564)         2,048          1,069            871           1,035
  Extraordinary items -- gain from debt forgiveness....        4,326             --             --             --              --
                                                          ----------     -----------    ----------     ----------      ----------
  Net income (loss)....................................  $       762     $    2,048     $    1,069     $      871           1,035
                                                          ==========     ===========    ==========     ==========      ==========
  Net income (loss) per common and common equivalent
    share(3):
    Income (loss) before extraordinary items...........  $     (0.60)    $     0.24     $     0.14     $     0.11     $       .13
    Extraordinary items................................         0.73             --             --             --              --
                                                          ----------     -----------    ----------     ----------      ----------
        Net income (loss)..............................  $      0.13     $     0.24     $     0.14     $     0.11     $       .13
                                                          ==========     ===========    ==========     ==========      ==========
  Weighted average number of common and common
    equivalent shares outstanding(3)...................        5,863          9,857          7,766          7,766           7,821
  Pro forma net income per common and common equivalent
    share(4)...........................................          .62           1.48            .83            .70             .80
  Pro forma weighted average number of common and
    common equivalent shares outstanding(4)............        1,503          1,503          1,503          1,503           1,520
BALANCE SHEET DATA
  Flight equipment under operating lease...............  $    29,694     $   56,346     $   56,162     $   95,450          89,885
  Total assets.........................................       30,180         57,036         57,131         96,779          92,620
  Debt financing(5)....................................       28,895         52,873         51,688         87,825          82,710
  Shareholders' equity.................................         (340)         2,008          3,078          4,048           5,084
OTHER DATA
  EBITDA(6)............................................  $10,561,000     $6,400,000     $7,841,000     $8,031,000     $12,758,000
  Return on average assets(7)..........................          1.8%           5.8%           1.9%           1.5%            1.1%
  Return on average equity(8)..........................           --             --           39.6%          24.6%           22.9%
  Aircraft equipment owned at period end(9)............            4              5              5              8               7


---------------


(1) Included in the 1992 income statement data is the consolidation of a wholly owned subsidiary which the Company disposed of during 1992. The subsidiary had net liabilities of $3,552,000 and was sold to ILFC for no consideration as ILFC guaranteed the debt of the subsidiary. Accordingly, the Company recognized an extraordinary gain from the



                                               (footnotes continue on next page)
    disposal of the subsidiary for relief of the net liabilities. During 1992, revenues, expenses, gain on disposal, net loss and net loss per share related to this subsidiary were $712,000, $1,144,000, $3,552,000, $(432,000)
    and $(0.07), respectively.


(2) See "Business -- Aircraft Leasing."


(3) The treasury stock method was used to calculate net income (loss) per common and common equivalent share information and weighted average number of common and common equivalent shares outstanding. The treasury stock method was modified as the number of common stock equivalents exceeded 20% of the number of common shares outstanding at the end of each of the periods presented in the accompanying consolidated financial statements. Accordingly, the number of shares which could be repurchased with the proceeds from such conversions was limited to 20% of the number of common shares and the remaining balance was applied to reduce long-term debt. The modified treasury stock method was applied only to 1993 as the effect on 1992, 1994, 1995 and 1996 was anti-dilutive. See Note 1 to Consolidated Financial Statements. Does not give effect to the 1-for-6 reverse stock split of Common Stock, the assumed conversion of outstanding shares of Preferred Stock into Common Stock, or the assumed exercise of options to acquire shares of Common Stock.



(4) Pro forma information was calculated as if the 1-for-6 reverse stock split, the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock and the exercise of options to acquire 358,046 shares of Common Stock had occurred at the beginning of the periods indicated, with the proceeds from the exercise of the options used to reduce long-term debt and related interest costs.


(5) Includes current portion of long-term debt.


(6) EBITDA, defined as income before interest expense, income taxes, depreciation, gain (loss) on sale of aircraft and extraordinary items, is not intended to represent an alternative to net income (as determined in accordance with generally accepted accounting principles) as a measure of performance and is also not intended to represent an alternative to cash flow from operating activities as a measure of liquidity. Rather, it is included herein because management believes that it provides an important additional perspective on the Company's operating results and the Company's ability to fund its continuing operations.



(7) Calculations are based on the average monthly balances.



(8) Calculations are based on quarterly annual balances. Prior to 1994 results are not considered meaningful.



(9) Aircraft owned at end of period includes one auxiliary power unit which was purchased in 1995 and sold for a gain of $141,000 in December, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             (Dollars in thousands)


     The following discussion of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

     The Company is primarily engaged in the acquisition of used, single-aisle jet aircraft and engines for lease and sale to domestic and foreign airlines and other customers. The Company leases aircraft under short- to medium-term operating leases where the lessee is responsible for all operating costs and the Company retains the potential benefit or risk of the residual value of the aircraft, as distinct from finance leases where the full cost of the aircraft is generally recovered over the term of the lease.

     Rental amounts are accrued evenly over the lease term and are recognized as revenue from the rental of flight equipment. The Company's cost of the leased equipment is recorded on the balance sheet and is depreciated on a straight-line basis over the estimated useful life to the Company's estimated salvage value. Revenue, depreciation expense and resultant profit for operating leases are recorded evenly over the life of the lease. Initial direct costs related to the origination of leases are capitalized and amortized over ten years.

RESULTS OF OPERATIONS


     YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     Revenues from rental of flight equipment decreased by 4% from $8,108 in 1994 to $7,765 in 1995 principally as a result of the re-lease of one aircraft in June 1995 at a lower lease rate. The increase of 63% to $12,681 in 1996 from $7,765 in 1995 was principally due to the acquisition in December 1995 of two aircraft and their related leases.



     In addition to leasing operations, the Company provides consulting services. In 1994, consulting revenues totalled $213, including $144 paid by Great Lakes Holding, a company owned 100% by the Chief Executive Officer and the President of the Company ("Great Lakes"), and $69 paid by ILFC. In 1995, consulting revenues totalled $491, including $144 paid by Great Lakes and $347 paid by ILFC. In 1996, consulting revenues totalled $461, including $144 paid by Great Lakes, $78 paid by ILFC, $49 paid by an unrelated airline and $190 paid by an unrelated leasing company. No consulting fees are expected to be paid by Great Lakes after 1996.



     In 1996, the Company realized a gain on sale of aircraft equipment of $141,000 for the sale of an auxillary power unit previously on lease. The Company did not realize any gains on the sale of aircraft equipment in 1994 and 1995.



     Interest income increased from $68 in 1994 to $118 in 1995 principally as a result of interest earned on increased maintenance reserves under certain leases. The increase to $169 in 1996 resulted primarily from interest earned on receivables from ILFC relating to an aircraft acquired from ILFC in December 1995. See Note 6 to the Consolidated Financial Statements.



     Expenses as a percent of total revenues were 86.5% in 1994, 91.4% in 1995 and 92.0% in 1996. Interest expense increased from $3,548 in 1994 to $3,776 in 1995 and $6,277 in 1996. The increase from 1994 to 1995 was principally the result of $2,430 of additional debt incurred during the third quarter of 1994 to upgrade an aircraft to Stage 3. The increase in 1996 resulted from $39,288 of additional debt to acquire two aircraft in December 1995.



     Depreciation expense increased from $3,165 in 1994 to $3,354 in 1995 and $5,550 in 1996, resulting from four aircraft acquisitions -- one in May 1993, one in December 1993 and two in December 1995.

     General and administrative expenses were $548 in 1994, $526 in 1995 and $553 in 1996. Variations were due mainly to travel and marketing expenses. The number of personnel remained constant and management salary levels were unchanged. Following the offering, the Company expects increased expenses as a result of adding a corporate Controller and a Vice President, Technical, and additional requirements imposed on a public company.



     Equity in earnings of affiliates in 1995 consisted of the Company's share of income of $66 of International Engine Investors ("IEI"), a company formed exclusively for the acquisition of one engine, and the Company's share of the gain of $118 on the sale of the aircraft engine which constituted the sole asset of IEI. See Note 3 to Consolidated Financial Statements, IEI was liquidated in November 1995.



     The Company recognized income tax expense of $59, $30 and $37 representing effective income tax rates of 5%, 3% and 3% during 1994, 1995 and 1996, respectively. The difference between the effective rates and the federal statutory rate was primarily due to the recognition of deferred tax assets. See
Note 4 to Consolidated Financial Statements.



     Net income decreased from $1,069 in 1994 to $871 in 1995 and increased to $1,035 in 1996 due to the factors described above.



     Inflation during recent years has not impacted the Company's operations or profitability.



     The Company anticipates that it will incur non-cash compensation expense of approximately $250,000 in each of years 1997, 1998, 1999 and 2000 due to the vesting of stock options granted to executive officers. See
"Management -- Existing Stock Options."


LIQUIDITY AND CAPITAL RESOURCES


     The Company's principal external sources of funds have been term loans from banks and seller financing secured by aircraft. As a result, a substantial amount of the Company's revenue from rental of flight equipment is applied to principal and interest payments on secured debt. See
"Business -- Financing/Source of Funds." The principal use of cash is for financing the acquisition of the Company's lease portfolio, which are financed by loans secured by the applicable aircraft. As a result, the Company does not currently maintain a line of credit.



     Net cash provided by operating activities decreased from $4,466 in 1994 to $3,939 in 1995 and increased to $6,796 in 1996. The decrease in 1995 was principally the result of the re-lease of one aircraft in June 1995 at a lower lease rate. The increase in 1996 was principally the result of the cash flow from the acquisition in December 1995 of two aircraft and their related leases.



     In 1994 and 1995, net cash used in investing activities was $3,304 and $40,967, substantially all of which were used to purchase aircraft. In 1996, $156 was provided by investing activities as a result of the sale of aircraft equipment for $355, offset by flight equipment purchases of $199.



     In 1994, net cash used in financing activities was $1,006, consisting of the repayment of notes of $3,616 offset by proceeds of additional borrowings of $2,610. In 1995, net cash provided by financing activities was $36,755, including the proceeds of borrowings of $39,805 offset by repayments of notes of $3,150. In 1996, net cash used in financing activities was $5,812, consisting of repayments of notes and other payables of $6,544 offset by the proceeds of additional borrowings of $732.



     Cash and cash equivalents vary from year to year principally as a result of the timing of the purchase and sale of aircraft.



     The Company uses interest swap arrangements to reduce the potential impact of increases in interest rates on floating rate long-term debt and does not use them for trading purposes. Premiums paid for purchased interest rate swaps agreements are amortized to interest expense over the terms of the swap agreements.



     The current portion of long term debt totalled $42,200 at December 31, 1996, of which $37,200 relate to four leases which expire between January and August, 1997. Two of these leases have been extended to 1998, one has been extended to 1999 and the fourth has been extended to 2000, and negotiations are underway with the lenders to extend the $37,200 of related debt. See "Risk Factors -- Dependence Upon Availability of Financing."

     The Company's ability to execute successfully its business strategy and to sustain its operations is dependent, in part, on its ability to obtain financing and to raise equity capital. There can be no assurance that the necessary amount of such capital will continue to be available to the Company on favorable terms or at all. If the Company were unable to continue to obtain any portion of required financing on favorable terms, the Company's ability to add new aircraft to its lease portfolio, renew leases, re-lease an aircraft, repair or recondition an aircraft if required, or retain ownership of an aircraft on which financing has expired would be impaired, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's financing arrangements to date have been dependent in part upon ILFC. See "Risk Factors -- Reliance Upon ILFC" and "-- Dependence Upon Availability of Financing."

                                    BUSINESS


     The Company is primarily engaged in the acquisition of used, single-aisle jet aircraft and engines for lease and sale to domestic and foreign airlines and other customers. As of December 31, 1996, the Company had seven aircraft on lease to seven customers. The Company leases its aircraft under "triple net" operating leases where the lessee is responsible for all operating costs (i.e., crew, fuel, insurance, taxes, licenses, landing fees, navigation charges, maintenance, repairs and associated expenses) and the Company retains the potential benefit and assumes the risk of the residual value of the aircraft, as distinct from finance leases where the full cost of the aircraft is recovered over the term of the lease at usually lower monthly rates.


COMPANY HISTORY


     The Company was formed in August 1988 by Mr. William E. Lindsey, Mr. Michael P. Grella and Mr. Richard O. Hammond to take advantage of their significant experience in both the airline industry in general and the aircraft marketing industry in particular, and to meet the growing demand of customers in a segment of the aircraft leasing market, specifically those customers interested in the operating lease of used, single-aisle jet aircraft. See "Management -- Directors and Executive Officers." Management believes that leasing of used commercial jet aircraft under operating leases represents an investment that is secured by a moveable asset which is required to be maintained to FAA standards and which should maintain a substantial residual value for a number of years. They also believe that a well developed risk management criteria can minimize risk by prudent selection of aircraft, an appropriate mix of lease termination dates, a worldwide customer base and strict monitoring of technical and regulatory changes. The initial investors in the Company included ILFC, a major owner-lessor of commercial jet aircraft, and Christer and Sven Salen, whose family interests hold significant investments in airline operations in Sweden. See "Relationship with ILFC" below, "Management -- Directors and Executive Officers" and "Principal Shareholders." The initial equity investment in the Company was $2.8 million, which allowed the Company to purchase from ILFC a Boeing 727-200 Advanced aircraft under lease to Delta Air Lines.


INDUSTRY BACKGROUND

     The profits of the global airline industry are on the rise and load factors are expected to increase through 2015, according to the Boeing Report. While Boeing projects that traffic will increase 5.1% annually through 2015 and that 15,900 new commercial jet aircraft will be delivered over the next approximately 20 years, it also states that airlines will confront an increasingly competitive environment with long-term profitability dependent on successful cost reductions. Such reductions will include improvements in fleet planning designed to more closely match aircraft capacity with passenger demand.


     An important element of fleet planning for many airlines is the use of operating leases which tend to maximize fleet flexibility due to their short-term nature and relatively small capital outlay, while minimizing financial risks. While most operating leases are made for new aircraft, emphasis on cost containment has been increasing the attractiveness of leasing used commercial jet aircraft.


     The Boeing Report estimates that 15,900 new commercial jet aircraft will be delivered over the next approximately 20 years, resulting in a projected worldwide fleet of approximately 23,000 commercial jet aircraft in 2015, net of 3,900 retired aircraft. Single-aisle jet aircraft with seating capacity of 121 to 170 are projected by the Boeing Report to account for approximately 31.5% of new commercial jet aircraft deliveries over the next approximately 20 years.

     Due to the increasing cost of commercial jet aircraft, the anticipated modernization of the worldwide aircraft fleet, and the emergence of new niche-focused airlines which generally use leasing for capital asset acquisitions, the Company believes that airlines will increasingly turn to operating leases as an alternative method to finance their fleets. Although the Boeing Report estimates that the fleets of operating lessors have grown from over 200 aircraft in 1986 to over 1,000 in 1995, commercial jet aircraft under operating lease represented only approximately 10% of total commercial jet aircraft in service at year-end 1995. The larger operating lessors appear to be focused on the lease of new, rather than used, commercial jet aircraft. The Company believes that the market for the operating lease of used commercial jet aircraft, including for single-aisle jet aircraft with seating capacity of 121 to 170, should grow due to the factors discussed above as well as the emphasis on airline cost reduction, the desire of airlines for fleet flexibility and the growth in air travel.

STRATEGY


     The Company's strategy is to focus on entering into operating leases of used, single-aisle jet aircraft to a diversified base of customers worldwide, while employing strict risk management criteria. Key elements of the Company's business strategy include the following:


     Focus on Operating Leases. The Company believes that airlines are becoming increasingly aware of the benefits of financing their fleet equipment on an operating lease basis, including preservation of cash flow and flexibility regarding fleet size and composition. The Company believes the operating lease of jet aircraft, especially used jet aircraft, offers the potential for a higher rate of return to the Company than other methods of aircraft financing, such as finance leases.

     Focus on Used Commercial Jet Aircraft with a Broad Market Acceptance. The Company leases used, single-aisle jet aircraft, particularly aircraft between six and 15 years old at the time the aircraft is acquired by the Company. The Company is currently focusing on the acquisition and lease of single-aisle jet aircraft, primarily aircraft with a seating capacity of 121 to 170 passengers, which, according to the Boeing Report, account for approximately 30.4% of the world fleet. The Boeing Report estimates that the commercial replacement cycle for this type of aircraft is 25 to 28 years from manufacturer date. This category of jet aircraft includes aircraft such as the Boeing 737-200/-300/-400, the Airbus A320 and the McDonald Douglas MD80 series. The Company will also consider acquiring and leasing Boeing 757 aircraft, which have a seating capacity of 171 to 240 passengers. The Company will continue to purchase aircraft which enjoy significant manufacturer's support and fit the Company's criteria.


     Optimize Relationship with ILFC. The Company has had a long and continuous relationship with ILFC. ILFC was an initial investor in the Company and prior to the offering owned approximately 4.1% of the Company's equity. ILFC is a major owner-lessor of commercial jet aircraft having contacts with most airlines worldwide, the aircraft and engines manufacturers and most of the significant participants in the aircraft industry worldwide. The Company intends to use its relationship with ILFC to seek to gain access, where appropriate, to various airlines and other participants in the market to facilitate the purchase, lease, re-lease and sale of aircraft. ILFC's primary focus is the acquisition and leasing of new commercial jet aircraft. Thus, the Company's business compliments rather than competes with ILFC. See "Relationship With ILFC" below.



     Leverage Management Experience. The successful purchase and leasing of used commercial jet aircraft requires skilled management in order to evaluate the condition and price of the aircraft to be purchased and the current and anticipated market demand for that aircraft. The management of the Company and the Board of Directors of the Company, have significant experience in the aviation industry, with an average of 28 years of experience, especially in the purchase, sale and financing of commercial jet aircraft, and have extensive contacts with airlines worldwide. See "Management -- Directors and Executive Officers."


     Access a Diversified Global Customer Base. The Company's objective is to diversify its customer base to avoid dependence on any one lessee, geographic area or economic trend.

     Employ Strict Risk Management Criteria. The Company will only purchase aircraft that are currently under lease or are subject to a contractual commitment for lease or purchase, will not purchase aircraft on speculation, and will seek financing using a non-recourse loan structure. The Company evaluates carefully the credit risk associated with each of its lessees and the lessee's ability to operate and properly maintain the aircraft. The Company also evaluates the return conditions in each lease since the condition of an aircraft at the end of a lease can significantly impact the amount the Company will receive on the re-lease or sale of an aircraft.

AIRCRAFT LEASING

     All of the Company's current leases are operating leases rather than finance leases. Under an operating lease, the Company retains title to the aircraft thereby retaining the potential benefits and assuming the risk of the residual value of the aircraft. Operating leases allow airlines greater fleet and financial flexibility due to their shorter-term nature, the relatively small initial capital outlay necessary to obtain use of the aircraft and off-balance sheet treatment. Operating lease rates are generally priced higher than finance lease rates, in part because of the risks to the lessor associated with the residual value. See "Risk Factors -- Ownership Risks."

     Before committing to purchase specific aircraft, the Company takes into consideration factors such as the condition and maintenance history of the aircraft, the rental rate and other lease terms, the breadth of the customer base for the aircraft, trends in global supply and demand for the aircraft type, the technology included in the aircraft, the stage of the production cycle and manufacturer's support for the aircraft, estimates of future values, remarketing potential and anticipated obsolescence. Certain types and vintages of aircraft do not fit the profile for inclusion in the Company's portfolio of aircraft.

     The Company targets the medium-term operating lease market, which generally consists of leases with three to eight year initial noncancelable terms. The Company's leases are "triple net leases" whereby the lessee is responsible for all operating costs, i.e. crew, fuel, insurance, taxes, licenses, landing fees, navigation charges, maintenance, repairs and associated expenses. In addition, the leases contain extensive provisions regarding the remedies and rights of the Company in the event of a default thereunder by the lessee. The leases have payment clauses whereby the lessee is required to continue to make the lease payments regardless of circumstances, including whether or not the aircraft is in service. Certain of the Company's leases limit the lessee's obligation to make lease payments if the Company violates the covenant of quiet enjoyment regarding the aircraft or if the Company enters bankruptcy and does not assume the lease. During the term of the lease, the Company is required to be named as an additional insured on the lessee's aviation liability insurance policies. Also, the leases contain very specific criteria for the maintenance and regulatory status of the asset as well as the return conditions for the airframe, engines, landing gears, auxiliary power unit and associated components.

     Generally, the lessee provides the Company with an initial security deposit that is returnable at the expiration of the lease if all lease return conditions are met by the lessee and there is no default under the lease. Depending on the creditworthiness of a lessee, in some instances the lessee will also pay into a maintenance reserve account a certain amount monthly for each hour the aircraft and/or engine has flown. These maintenance reserves may be drawn upon by the lessee to be applied towards the cost of periodic scheduled overhaul and maintenance checks. At the termination of the lease, the lessee is required to return the asset to the Company in the same condition as it was received, normal wear and tear excepted, so the asset is in a proper condition for re-lease or sale. Normally, any remaining maintenance reserves are retained by the Company. See "Risk Factors -- Ownership Risks."

     The Company makes an analysis of the credit risk associated with each lease before entering into a lease. The Company's credit analysis consists of evaluating the prospective lessee's available financial statements and trade and banking references, and working with the Company's lender to evaluate country and political risk, insurance coverage, liability and expropriation risk. The process for credit approval is a joint undertaking between the Company and the senior lender providing the debt financing for the lease. The Company obtains extensive financial information regarding the lessee. See "Risk
Factors -- Customer Credit Risks."

     Upon termination of a lease, the objective of the Company is to re-lease or sell the aircraft. The Company's leases generally require that the lessee notify the Company at least six to nine months prior to the termination of the lease as to whether the lessee intends to exercise any option to extend the lease. This allows the Company to commence its remarketing efforts well in advance of the termination of a lease. Over the past two years, three of the Company's aircraft came off lease and were re-leased to new customers. One Boeing 737-200 ADVANCED went from Britannia Airways (United Kingdom) to New Zealand International Airlines Limited, a subsidiary of Air New Zealand Limited; one Boeing 737-200 ADVANCED went from New Zealand International Airlines Limited to TACA International Airlines (El Salvador) and subsequently to its sister company, Compania Panamena De Aviacion, S.A. ("COPA") (Panama); and one Boeing 737-

200 ADVANCED went from Air New Zealand Limited to COPA. The Company has entered into an agreement with ILFC pursuant to which ILFC has agreed to assist the Company, if requested by the Company, in the remarketing of its aircraft for a fee to be negotiated for each transaction. See "Relationship With ILFC" below. If the Company is unable to re-lease or sell an aircraft on favorable terms, its business, financial condition and results of operations may be adversely affected. See "Risk Factors -- Ownership Risks" and "-- Customer Credit Risks."

     Many foreign countries have currency and exchange laws regulating the international transfer of currencies. The Company attempts to minimize its currency and exchange risks by negotiating all of its aircraft leasing in U.S. dollars. The Company requires, as a condition to any foreign transaction, that the lessee in a foreign country first obtain, if required, written approval of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed to the Company in U.S. dollars. Although the Company has attempted to minimize the foreign currency risk, to the extent that significant currency fluctuations result in materially higher rental costs to a foreign lessee, the foreign lessee may be unable or unwilling to make the required lease payments.

     The Company's revenues and income may be affected by, among other matters, political instability abroad, changes in national policy, competitive pressures on certain air carriers, fuel shortages, labor stoppages, recessions and other political or economic events adversely affecting world or regional trading markets or impacting a particular customer. See "Risk Factors -- Industry Risks."


     During the years ended December 31, 1994, 1995 and 1996, lease revenues from flight equipment generated from foreign customers accounted for approximately 80%, 69% and 45%, respectively, of total revenues. See "Risk Factors -- International Risks." The following customers accounted for more than 10% of the Company's total revenues in one or more of the three years ended December 31, 1996: British Midland Airways Limited (36%, 36% and 23% for the years ended December 31, 1994, 1995 and 1996, respectively), Alaska Airlines, Inc. (21% for the year ended December 31, 1996), Southwest Airlines Co. (15% for the year ended December 31, 1996), ILFC (6%, 16% and 10% for the years ended December 31, 1994, 1995 and 1996, respectively), New Zealand International Airlines Limited (42%, 26% and 10% for the years ended December 31, 1994, 1995 and 1996), respectively, and Delta Air Lines, Inc. (12%, 11% and 7% for the years ended December 31, 1994, 1995 and 1996, respectively).


LEASE PORTFOLIO


     The following table sets forth certain information concerning the status of flight equipment leased by the Company to others as of February 15, 1997:



                          MANUFACTURE                                NONCANCELABLE         LEASE EXTENSION
       AIRCRAFT              YEAR                 LESSEE              LEASE PERIOD             OPTIONS
----------------------    -----------     -----------------------    --------------    -----------------------
B-727-200 ADVANCED(1)         1979        Delta Air Lines, Inc.      April 1998        None
B-737-200                     1978        ILFC/COPA (Panama)         August 1999       None
  ADVANCED(1)(2)
B-737-200 ADVANCED(1)         1980        COPA (Panama)              June 1998         Two one year options
B-737-200 ADVANCED(3)         1980        New Zealand                March 1998        Two six month options
                                          International Airlines
                                          Limited
B-737-300(3)                  1989        British Midland Airways    April 1997(4)     None
                                          Limited
B-737-300(3)                  1985        Southwest Airlines Co.     December 2002     Four one year options
MD-82(3)                      1989        Alaska Airlines, Inc.      October 1998      One one year option

---------------

(1) Stage 2 aircraft. See "Government Regulation" below.

(2) This aircraft is leased to ILFC and subleased to COPA.

(3) Stage 3 aircraft. See "Government Regulation" below.


(4) British Midland Airways Limited has notified the Company that it will not renew its lease. A letter of intent has been executed to lease the aircraft to Shanghai Airlines to May 2000.


     APPRAISAL OF LEASE PORTFOLIO


     Simat, Helliesen & Eichner, Inc. ("SH&E"), a recognized appraiser of aircraft, has performed an appraisal of the aircraft and has determined that the aggregate "Current Market Value" of this equipment as of December 31, 1996 was $91.53 million, which compares favorably to the aggregate net book value of the Company's aircraft at December 31, 1996 of $89.9 million. "Current Market Value" is defined as SH&E's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question. Current Market Value assumes that the aircraft is valued for its highest, best use, that the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers. See the appraisal report of SH&E appearing at page A-1 of this Prospectus for a discussion of the assumptions utilized and various factors considered by SH&E in performing its appraisal.


     Since appraisals are only estimates of resale values, there can be no assurance that such appraised values will not materially change due to factors beyond the Company's control including, but not limited to, obsolescence and/or changing market conditions, or that upon expiration of the leases, due to the absence of purchasers or re-lease demand for the Company's aircraft, the Company will realize either the then book or appraised value through either sale or re-leasing of the aircraft.

     SH&E was paid $17,000, plus out-of-pocket expenses, for its services in connection with its appraisal.

FINANCING/SOURCE OF FUNDS


     The Company purchases used aircraft and aircraft engines on lease to airlines directly from other leasing companies or from airlines for leasing back to the airline. The typical purchase requires both secured debt and an equity investment by the Company. The Company generally makes an equity investment of approximately 5% to 15% of the purchase price of aircraft and engines from internally generated and other cash and seller financing (primarily from ILFC). The balance of the purchase price is typically financed with the proceeds of secured borrowings from banks or other financial institutions (to date with the support of ILFC as the seller of the flight equipment). The Company maintains banking relationships primarily with four commercial banks providing long-term secured equipment financing to the Company at December 31, 1996 in an aggregate amount of $68.8 million. ILFC has provided certain guarantees and other financial support with respect to the Company's borrowings which have allowed the Company to finance its aircraft at more favorable leverage rates than the Company could have obtained without ILFC's support. See Notes 5 and 6 to Consolidated Financial Statements and "Risk Factors -- Reliance Upon ILFC."



     At December 31, 1996, $69.0 million (or 83%) of the Company's borrowings to finance aircraft purchases are on a non-recourse basis. Non-recourse loans are structured as loans to special purpose subsidiaries of the Company which only own the assets which secure the loan. The Company, other than the relevant special purpose subsidiary, is not liable for the repayment of the non-recourse loan unless the Company breaches certain limited representations and warranties under the applicable pledge agreement. The lender assumes the credit risk of each lease, and its only recourse upon a default under the lease is against the lessee, the leased equipment and the special purpose subsidiary of the Company. Interest rates under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the lessee, the terms of the lease, any guarantees and the amount of the loan. The remaining $13.7 million of the Company's borrowings are on a recourse basis. ILFC has agreed to indemnify the Company for any payments under this recourse loan not funded by lease or sale payments.

     The term of all of the Company's current borrowings ends within 30 to 60 days after the minimum noncancelable period under the related lease. Thus, the Company will be required to renegotiate the loan or obtain other financing if the lessee has and exercises an option to extend the term of the lease. See "Risk Factors -- Dependence Upon Availability of Financing."


     At December 31, 1996, the Company's borrowings had interest rates ranging from 5.4% to 7.8% per annum, with a weighted average interest rate of 7.4% per annum. At December 31, 1996, approximately 19% of the Company's borrowings accrued interest on a floating rate basis. See "Risk Factors -- Reliance Upon ILFC."


     The Company has previously provided for all of its financing needs through internally generated funds and borrowings. There is no assurance that such sources will provide the Company with additional capital resources. The Company's future growth is dependent upon raising additional capital. See "Risk Factors -- Dependence Upon Availability of Financing."

RELATIONSHIP WITH ILFC


     ILFC was an initial investor in the Company, and prior to the offering owned approximately 4.1% of the Company's Common Stock. See "Company History" above. Five of the Company's seven present aircraft were acquired from ILFC and ILFC has provided certain guarantees and other financial support with respect to the Company's borrowings. See "Financing/Source of Funds" above. ILFC has also paid various fees to the Company for consulting and remarketing services. The Company has entered into an agreement with ILFC pursuant to which ILFC has agreed to assist the Company in the remarketing of its aircraft if requested by the Company. See "Aircraft Leasing" above, "Risk Factors -- Reliance Upon ILFC," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations," "Certain Transactions" and Note 6 to Consolidated Financial Statements.



     ILFC is a wholly owned subsidiary of American International Group, Inc. ("AIG") and a major owner-lessor of commercial jet aircraft. At September 30, 1996, ILFC had 301 aircraft subject to operating leases with an aggregate book value of approximately $11.8 billion. For the year ended December 31, 1995, ILFC had total revenues of $1.4 billion and net income of $196 million. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. The Common Stock of AIG is listed on, among others, the New York Stock Exchange.


COMPETITION

     The aircraft leasing industry is highly competitive, depending in part upon the type of leased aircraft and prospective lessees. Competition is primarily based upon the availability of the aircraft required by the customer and the lease rate. The Company believes that only a few comparably sized companies focus primarily on the same segment of the aircraft leasing market as the Company. In addition, a number of aircraft manufacturers, airlines and other operators, distributors, equipment managers, leasing companies (including ILFC), financial institutions and other parties engaged in leasing, managing, marketing or remarketing aircraft compete with the Company, although their primary focus is not on the same market segment on which the Company focuses. Many of these periodic competitors have significantly greater financial resources than the Company. The Company's competitors may lease aircraft at lower rates than the Company and provide benefits, such as direct maintenance, crews, support services and trade-in privileges, which the Company does not intend to provide. The Company believes that it is able to compete in the leasing of used jet aircraft due to its experience in the industry and its reputation and expertise in acquiring and leasing aircraft. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The FAA, the Department of Transportation and the Department of State exercise regulatory authority over the air transportation industry in the United States. Most other countries have similar regulatory agencies. The FAA has regulatory jurisdiction over registration and flight operations of aircraft operating in the United States, including equipment use, ground facilities, maintenance, communications and other matters.

     The FAA regulates the repair and operation of all aircraft operated in the United States. Its regulations are designed to insure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in most other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if their airworthiness is in question.

     The Department of State and the Department of Transportation, in general, have jurisdiction over economic regulation of air transportation, but since the Company does not operate its aircraft for public transportation of passengers and property, it is not directly subject to their regulatory jurisdiction.

     To export aircraft from the U.S. to a foreign destination, the Company is required to obtain an export license from the United States Department of Commerce. To date, the Company has not experienced any difficulty in obtaining required certificates, licenses and approvals either from the FAA, the Department of Commerce or any other regulatory agency or their foreign counterparts.

     Member countries of the United Nations are signatories to the International Civil Aviation Organization (the "ICAO"). Each signatory has agreed to comply with airworthiness directives of the country of manufacture of the aircraft. The Company will not lease its aircraft to any carrier domiciled in a country which is not a member of ICAO. The Company also requires its lessees to comply with the most restrictive standards of either the FAA or its foreign equivalent. In some instances, the Company may have to share in the cost of complying with regulatory airworthiness directives. For older aircraft, a special group of airworthiness directives require extensive inspections and repairs to bring such aircraft into compliance, which are required to be paid by the lessee.

     The FAA and the civil aviation authorities of most countries and international entities issue regulations limiting permitted noise and other emissions from aircraft. In most instances, older non-complying aircraft may be brought into compliance by modifying the engines. One of the Company's aircraft had noise compliance work performed at a cost of $2.45 million (all of which was paid by the Company and the lease rate on the aircraft was increased) and three of the Company's aircraft will require this work to be performed over the next three years unless the aircraft is leased to a lessee in an area that does not require the modifications. Currently, these modifications range in cost from $1.7 million to $2.5 million per aircraft. In some instances, it is necessary to perform noise compliance work to lease the aircraft into a new jurisdiction. For example, Western Europe and the United States have non-addition rules which state that an aircraft which does not meet specified noise compliance regulations cannot be operated by an airline licensed by one of these governments. A non-complying aircraft can only be leased or sold into a market that does not require compliance with the stricter standards. See "Risk
Factors -- Aircraft Noise Compliance."

INSURANCE

     The Company requires its lessees to carry those types of insurance which are customary in the air transportation industry, including comprehensive liability insurance and aircraft hull insurance. The Company is named as an additional insured on liability policies carried by the lessees. All policies contain a breach of warranty endorsement so that the interests of the Company are not prejudiced by any act or omission of the operator-lessee.

     Insurance premiums are prepaid by the lessee on a periodic basis, with payment acknowledged to the Company through an independent insurance broker. The territorial coverage is, in each case, suitable for its lessee's area of operations and the policies contain, among other provisions, a "no co-insurance" clause and a provision prohibiting cancellation or material change without at least 30 days advance written notice to the Company. Furthermore, the insurance is primary and not contributory and all insurance carriers are required to waive rights of subrogation against the Company.

     The stipulated loss value schedule under aircraft hull insurance policies is on an agreed value basis acceptable to the Company, which usually exceeds the book value of the aircraft. Aircraft hull policies contain standard clauses covering aircraft engines with deductibles required to be paid by the lessee. Furthermore, the aircraft hull policies contain full war risk endorsements, including, but not limited to, confiscation, seizure, hijacking and similar forms of retention or terrorist acts, subject to certain specified exclusions. All losses under such policies are payable in U.S. Dollars.

     The comprehensive liability insurance policies include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations with minimal deductibles. Such policies generally have combined comprehensive single liability limits of not less than $200 million and require all losses to be paid in U.S. Dollars.

     Insurance policies are generally placed or reinsured in the Lloyds of London or U.S. markets. The insurance carrier under the insurance policies must be approved by the Company.

EMPLOYEES


     As of December 31, 1996, the Company had four employees. None of the Company's employees is covered by a collective bargaining agreement and the Company believes its employee relations are good. The Company intends to add a Vice President, Technical and a Controller during 1997.


FACILITIES

     The Company's principal offices are located at 3655 Torrance Boulevard, Suite 410, Torrance, California. The Company occupies space in Torrance under a lease that covers approximately 1,364 square feet of office space and expires on February 1, 1999. The Company believes that its current facilities are adequate for its needs and does not anticipate any difficulty replacing such facilities or locating additional facilities, if needed. See Note 8 to Consolidated Financial Statements.

LEGAL PROCEEDINGS

     The Company is not currently involved in any litigation.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and executive officers of the Company are as follows:


                                                                                                                       SERVED AS
                                                                                                                       DIRECTOR
            NAME                        POSITION WITH THE COMPANY                           AGE(1)                       SINCE
-----------------------------    ---------------------------------------    --------------------------------------     ---------
William E. Lindsey               Chairman of the Board, Chief Executive                       59                        1988
                                 Officer and Director
Michael P. Grella                President and Director                                       40                        1988
Richard O. Hammond               Vice President -- Finance and Treasurer                      67
Christopher W. Vorderkunz(2)     Vice President -- Technical                                  47
Stuart M. Warren                 Secretary and Director                                       53                        1988
Aaron Mendelsohn                 Director                                                     45                        1988
Christer Salen                   Director                                                     55                        1989
Kenneth Taylor                   Director                                                     65                        1994


---------------


(1) As of December 31, 1996.



(2) Mr. Vorderkunz's employment with the Company will commence in April 1997.


     All members of the Board of Directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers serve at the discretion of the Board of Directors.

     MR. LINDSEY has served as Chairman of the Board of Directors, Chief Executive Officer and a Director of the Company since 1988. He has over 30 years of aviation experience as an aeronautical and astronautical engineer, attorney, aircraft salesman, fleet and financial planner, and airline manufacturing executive. Prior to joining the Company, he was Chairman of the Board of Directors of Aircraft Finance Corporation, a privately held company engaged in the acquisition, disposition and leasing of used commercial aircraft, for approximately three years. Previously, Mr. Lindsey was employed by Western Airlines for approximately 15 years as the Manager of Operations, as an attorney in the corporate law department, and as the Director of Fleet Planning with responsibility for the evaluation, negotiation and acquisition of aircraft. From 1967 to 1972, in addition to his duties for Western Airlines, Mr. Lindsey was qualified as a Designated Engineering Representative (DER) for the FAA, which allowed him to approve all of Western Airlines' aircraft operational parameters on behalf of the FAA. He holds a B.S. in aeronautical engineering from Northrop University and a J.D. from Loyola University School of Law, Los Angeles.

     MR. GRELLA has served as President of the Company since 1988. Prior to joining the Company, he was President of Aircraft Finance Corporation for approximately three years. Previously, Mr. Grella served for seven years as Director of Marketing for Aircraft Investment Corporation. In that capacity, he was responsible for the marketing, negotiation and sale of commercial jet aircraft on several continents, as well as for research, evaluation, pricing and contract administration. Mr. Grella's experience also includes the evaluation, inspection, selection and acquisition of aircraft on an international basis; and the negotiation and management of a multiple aircraft modification program for a major U.S. manufacturer. Mr. Grella holds a B.S. in business from Brockport University.

     MR. HAMMOND has served as the Vice President -- Finance and Treasurer of the Company since 1988. Prior to joining the Company, he was the Chief Financial Officer of Aircraft Finance Corporation for three years. For the past approximately 35 years, Mr. Hammond has been actively engaged in the airline industry and in aircraft financing, including Vice President and Treasurer of Western Airlines from 1969 to 1982. His experience includes negotiating aircraft leases and equipment trusts, raising corporate debt and equity capital, negotiating domestic and foreign bank lines of credit, and arranging aircraft hull and liability insurance. Mr. Hammond also has experience in insurance brokerage, specializing in aviation insurance. He holds a B.S. with Honors in Accounting from the University of California at Los Angeles.

     MR. VORDERKUNZ will become a Vice President -- Technical in April 1997. For the four years prior to December 1996, Mr. Vorderkunz was the Vice President of Airclaims, Inc., an aviation loss adjustment company, responsible for investigating and adjusting hull, liability, cargo, product and premises claims primarily for insurance underwriters. Prior to his employment with Airclaims, Inc., Mr. Vorderkunz was the Vice President-Technical for the Company for three years. Mr. Vorderkunz has been an FAA licensed airframe and powerplant technician since 1972.


     MR. WARREN has served as Secretary and a Director of the Company since 1988. Mr. Warren is currently a principal in Warren & Sklar, a law corporation. He has been a practicing attorney for the past 26 years, during the last 24 of which he has been actively engaged in representing clients in the aviation industry. Mr. Warren was engaged as an attorney for The Flying Tiger Line Inc. for approximately 14 years and thereafter represented ILFC as well as other leasing companies and airlines in connection with the purchase, finance and lease of aircraft. He received his A.B. from Princeton University and his LL.B. from the Harvard Law School and is a member of the State Bars of California and New York.


     MR. MENDELSOHN is an Associate Director of Bear, Stearns & Co. Inc. and has been employed with that firm since 1988. Mr. Mendelsohn has over fifteen years experience in corporate finance.


     MR. TAYLOR retired from ILFC in early 1994 where he served as Vice President-Technical. Prior to joining ILFC in 1983, Mr. Taylor was an officer, director and principal shareholder of Century International, Ltd., which was engaged in the business of aircraft sales, leasing and financing from 1978 to 1983. Prior to 1978, Mr. Taylor was an executive of TigerAir, Inc. and he was active in the airline industry with Douglas Aircraft Company, Fairchild Aircraft Marketing Company and DeHavilland Aircraft of Canada.


     MR. SALEN has been engaged in the shipping and aviation sectors of the transport industry for his entire working life. He is a director of EXXTOR Group, Ltd., a London-based holding company for ventures principally engaged in surface transportation and airline operations out of the United Kingdom. Mr. Salen was the founding partner of Cargolux Airlines International, S.A. and currently is also Chairman of European Aircraft Investors (an aviation holding company), Caledonian Steamship Company (a shipping holding company) and SCS Management Limited (a management company).


DIRECTOR COMPENSATION


     No director currently receives any compensation or other remuneration for their services as members of the Board of Directors. The Company proposes to pay outside directors after the closing of the offering an annual fee of $8,000 and a fee of $1,000 for each board meeting attended in person and $500 for each telephonic board meeting attended and $500 for each committee meeting which they attend. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred to attend Board of Directors or committee meetings.



     Prior to the closing of the offering, the Board of Directors and shareholders of the Company will approve the Company's 1997 Directors Plan. The purpose of the 1997 Directors Plan is to promote the success of the Company by providing an additional means through the grant of stock options to attract, motivate and retain experienced and knowledgeable Eligible Directors (as defined below). The 1997 Directors Plan provides that annually an Eligible Director will receive an option to purchase 5,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock on the date of grant. The Board of Directors has authorized 50,000 shares of Common Stock for issuance under the 1997 Directors Plan. Stock options granted under the 1997 Directors Plan will expire five years after the date of grant. If a person's service as a member of the Board of Directors terminates, any unexercisable portion of the option shall terminate and the option will terminate six months after the date of termination or the earlier expiration of the option by its terms. Options generally vest over a three-year period. Upon a Change in Control Event (as defined in the 1997 Directors Plan), the options will become fully exercisable. "Eligible Director" means a member of the Board of Directors of the Company who as of the applicable date of grant is not (i) an officer or employee of the Company or any subsidiary, or (ii) a person to whom equity securities of the Company or an affiliate have been granted or awarded within the prior year under or pursuant to any other plan of the Company or an affiliate that provides for the grant or award of equity securities.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Amended and Restated Articles of Incorporation will contain provisions or that eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Prior to the consummation of the offering, the Company will enter into indemnity agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnity agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

AUDIT COMMITTEE

     After the offering, an Audit Committee will be formed and consist of at least three directors, a majority of whom will not be present or former employees or officers of the Company. The Audit Committee's duties will include reviewing internal financial information, monitoring cash flow, budget variances and credit arrangements, reviewing the audit program of the Company, reviewing with the Company's independent auditors the results of all audits upon their completion, annually selecting and recommending independent accountants, overseeing the quarterly unaudited reporting process and taking such other action as may be necessary to assure the adequacy and integrity of all financial information distributed by the Company.

COMPENSATION COMMITTEE


     After the offering, a Compensation Committee will be formed and consist of at least three directors, a majority of whom will not be present or former employees or officers of the Company. The Compensation Committee will recommend compensation levels of senior management and work with senior management on benefit and compensation programs for Company employees. In addition, the Compensation Committee will administer the Company's 1997 Option Plan.


EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation earned, for services rendered in all capacities to the Company, by the Company's Chief Executive Officer for the year ended December 31, 1996. No other executive officer of the Company had total salary and bonus in excess of $100,000 for the year ended December 31, 1996. Certain columns have been omitted from this Summary Compensation Table because they are not applicable.

                           SUMMARY COMPENSATION TABLE


                                                                          ANNUAL
                                                                       COMPENSATION
                                                                     -----------------
                        NAME AND PRINCIPAL POSITION                   SALARY    BONUS
        -----------------------------------------------------------  --------   ------
        William E. Lindsey
          Chairman of the Board and Chief Executive Officer........  $120,000   $   --



EXISTING STOCK OPTIONS



     As of the date of the offering, executive officers will hold options to
acquire 372,498 shares of Common Stock, including           options to acquire
220,000 shares of Common Stock granted to William E. Lindsey, the Chairman of the Board and Chief Executive Officer. These options have an exercise price of $6.00 per share, will vest 25% at December 31, 1997 and 25% at each anniversary thereafter and may be exercised for nine years after they become exercisable. If the executive is terminated for whatever reason, the options vest in full.



EMPLOYMENT AGREEMENTS



     Prior to the offering, the Company will enter into employment agreements with each of William E. Lindsey, the Chairman of the Board and Chief Executive Officer of the Company, and Michael P. Grella, the President of the Company. Each employment agreement will be for a term of three years and will automatically extend annually one additional year unless notice is given by the Company or the employee. Mr. Lindsey and Mr. Grella will be entitled to a base salary of $160,000 and $140,000 per year, respectively, and each will be entitled to a bonus based upon certain pretax income targets, which could amount to bonuses of up to 125% of the employee's base salary.



     Under each employment agreement, in the event of a termination of the employee's employment without cause, his total disability (as defined in the agreements) or the employee resigns for "good reason" (as defined in the agreements) within one year of a "change in control" (as defined below), the employee is entitled to receive, in addition to salary and bonuses accrued to the date of termination, all amounts payable under the agreement as though such termination, total disability or resignation for good reason had not occurred. A "change in control" occurs under the agreements upon (i) approval by the shareholders of the Company of the dissolution or liquidation of the Company;
(ii) approval by the shareholders of the Company of an agreement to merge or consolidate, or otherwise reorganize, with or into one or more entities not a subsidiary of the Company, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity immediately after the reorganization are, or will be owned, directly or indirectly, by shareholders of the Company immediately before such reorganization (assuming for purposes of such determination that there is no change in the record ownership of the Company's securities from the record date for such approval until such reorganization and that such record owners hold no securities of the other parties to such reorganization, but including in such determination any securities of the other parties to such reorganization held by affiliates of the Company); (iii) approval by the shareholders of the Company of the sale, lease, conveyance or other disposition of all or substantially all of the Company's business and/or assets to a person or entity which is not a wholly owned subsidiary of the Company; (iv) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), but excluding any person described in and satisfying the conditions of Rule 13d-1(b)(1) thereunder), other than a person who is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of Common Stock of the Company at the time of the execution of the employment agreements (or an affiliate, successor, heir, descendant or related party of or to any such person), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 25% of the combined voting power of the Company's then outstanding securities entitled to then vote generally in the election of directors of the Company; or (v) a majority of the Board of Directors of the Company not being comprised of Continuing Directors. For purposes of this definition, "Continuing Directors" are persons who were (A) members of the Board of Directors of the Company on the date of the employment agreements or (B) nominated for election or elected to the Board of Directors of the Company with the affirmative vote of at least a majority of the directors who were Continuing Directors at the time of such nomination or election.


STOCK OPTION PLAN


     Prior to the closing of the offering, the Company and its shareholders will adopt the Company's 1997 Option Plan. The 1997 Option Plan provides a means to attract, motivate, retain and reward key employees of the Company and its subsidiaries and other selected persons and promote the success of the Company. A maximum of 50,000 shares of Common Stock (subject to certain anti-dilutive adjustments) may be issued pursuant to grants and awards under the 1997 Option Plan. The maximum number of shares that may be subject to all qualifying share-based awards, either individually or in the aggregate, that during any calendar year are granted under the 1997 Option Plan to any one participant will not exceed 20,000 (subject to certain anti-dilutive adjustments).



     Administration and Eligibility. The 1997 Option Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Administrator"). The 1997 Option Plan empowers the Administrator among other things, to interpret the 1997 Option Plan, to make all determinations deemed necessary or advisable for the administration of the 1997 Option Plan and to award to officers and other key employees of Company and its subsidiaries and certain other eligible persons ("Eligible Employees"), as selected by the Administrator, options, including incentive stock options ("ISOs") as defined in the Internal Revenue Code (the "Code"), stock appreciation rights ("SARs"), shares of restricted stock, performance shares and other awards valued by reference to Common Stock, based on the performance of the participant, the performance of the Company or its Common Stock and/or such other factors as the Administrator deems appropriate. The various types of awards under the 1997 Option Plan are collectively referred to as "Awards." It is expected that after the consummation of the offering there will be approximately five officers and other employees eligible to participate in the 1997 Option Plan.



     Transferability. Generally speaking, Awards under the 1997 Option Plan are not transferable other than by will or the laws of descent and distribution, are exercisable only by the participant, and may be paid only to the participant or the participant's beneficiary or representatives. However, the Administrator may establish conditions and procedures under which exercise by and transfers and payments to certain third parties are permitted, to the extent permitted by law.



     Options. An option is the right to purchase shares of Common Stock at a future date at a specified price. The option price is generally the closing price for a share of Common Stock as reported on the Nasdaq-NM ("fair market value") on the date of grant, but may be a lesser amount if authorized by the Administrator. The 1997 Option Plan authorizes the Administrator to award options to purchase Common Stock at an exercise price which may be less than 100% of the fair market value of such stock at the time the option is granted, except in the case of ISOs.



     An option may be granted as an incentive stock option, as defined in the Code, or a nonqualified stock option. An ISO may not be granted to a person who, at the time the ISO is granted, owns more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries unless the exercise price is at least 110% of the fair market value of shares of Common Stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. The aggregate fair market value of shares of Common Stock (determined at the time the option is granted) for which ISOs may be first exercisable by an option holder during any calendar year under the 1997 Option Plan or any other plan of the Company or its subsidiaries may not exceed $100,000. A nonqualified stock option is not subject to any of these limitations.



     The 1997 Option Plan permits optionees, with certain exceptions, to pay the exercise price of options in cash, Common Stock (valued at its fair market value on the date of exercise), a promissory note, a combination thereof or, if an option award so provides, by delivering irrevocable instructions to a stockbroker to promptly deliver the exercise price to the Company upon exercise (i.e., a so-called "cashless exercise"). Cash received by the Company upon exercise will constitute general funds of the Company and shares of Common Stock received by the Company upon exercise will return to the status of authorized but unissued shares.



     Consideration for Awards. Typically, the only consideration received by the Company for the grant of an Award under the 1997 Option Plan will be the future services by the optionee (as contemplated by the vesting schedule or required by agreement), past services, or a combination thereof.



     SARs. The 1997 Option Plan authorizes the Administrator to grant SARs independent of any other Award or concurrently (and in tandem) with the grant of options. An SAR granted in tandem with an option is only exercisable when and to the extent that the related option is exercisable. An SAR entitles the holder to receive upon exercise the excess of the fair market value of a specified number of shares of Common Stock at the time of exercise over the option price. This amount may be paid in Common Stock (valued at its fair market value on the date of exercise), cash or a combination thereof, as the Administrator may determine. Unless the Award agreement provides otherwise, the option granted concurrently with the SAR must be cancelled to the extent that the appreciation right is exercised and the SAR must be cancelled to the extent the option is exercised. SARs limited to certain periods of time around a major event, such as a reorganization or change in control, may also be granted under the 1997 Option Plan.



     Restricted Stock. The 1997 Option Plan authorizes the Administrator to grant restricted stock to Eligible Employees on such conditions and with such restricted periods as the Administrator may designate. During the restricted period, stock certificates evidencing the restricted shares will be held by the Company or a third party designated by the Administrator and the restricted shares may not be sold, assigned, transferred, pledged or otherwise encumbered.



     Performance Share Awards. The Administrator may, in its discretion, grant Performance Share Awards to Eligible Employees based upon such factors as the Administrator deems relevant in light of the specific type and terms of the Award. The amount of cash or shares or other property that may be deliverable pursuant to these Awards will be based upon the degree of attainment over a specified period of not more than ten years (a "performance cycle") as may be established by the Administrator of such measures of the performance of the Company (or any part thereof) or the participant as may be established by the Administrator. The Administrator may provide for full or partial credit, prior to completion of a performance cycle or the attainment of the performance achievement specified in the Award, in the event of the participant's death, retirement, or disability, a Change in Control Event (as defined in the 1997 Option Plan) or in such other circumstances as the Administrator may determine.



     Special Performance-Based Share Awards. In addition to awards granted under other provisions of the 1997 Option Plan, performance-based awards within the meaning of Section 162(m) of the Code and based on revenues, net earnings, cash flow, return on equity or on assets, or other business criteria ("Other Performance-Based Awards") relative to preestablished performance goals, may be granted under the 1997 Option Plan. The specific performance goals relative to these business criteria must be approved by the Administrator in advance of applicable deadlines under the Code and while the performance relating to the goals remains substantially uncertain. The applicable performance measurement period may not be less than one nor more than ten years. Performance goals may be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the goals were set.



     The eligible class of persons for Other Performance-Based Awards is executive officers of the Company. In no event may grants of this type of Award in any fiscal year to any participant relate to more than 20,000 shares or $600,000 if payable only in cash. Before any Other Performance-Based Award is paid, the Administrator must certify that the material terms of the Other Performance-Based Award were satisfied. The Administrator will have discretion to determine the restrictions or other limitations of the individual Awards.


     Stock Bonuses. The Administrator may grant a stock bonus to any Eligible Employee to reward exceptional or special services, contributions or achievements in the manner and on such terms and conditions (including any restrictions on such shares) as determined from time to time by the Administrator. The number of shares so awarded shall be determined by the Administrator and may be granted independently or in lieu of a cash bonus.


     Cash Awards. If Awards payable only in cash are not considered derivative securities and are not intended to constitute a performance-based award under the Code, such Awards will not reduce the number of shares available under the 1997 Option Plan. Some cash only awards, however, such as SARs, will reduce the numbers of shares available under the 1997 Option Plan. Subject to the provisions of the 1997 Option Plan, the Administrator has the sole and complete authority to determine the employees to whom and the time or times at which such awards will be made, the number of shares awarded and other conditions of the awards.



     Term and Exercise Period of Awards. The 1997 Option Plan provides that awards may be granted for such terms as the Administrator may determine but not greater than ten years after the date of the Award. The 1997 Option Plan does not impose any minimum vesting period, post-termination exercise period or pricing requirement, although in the ordinary course, customary restrictions will likely be imposed. Options and SARs will generally be exercisable during the holder's employment by the Company or by a related company and unearned restricted stock and other Awards will generally be forfeited upon the termination of the holder's employment prior to the end of the restricted or performance period. Generally speaking, options which have become exercisable prior to termination of employment will remain exercisable for three months thereafter (12 months in the case of retirement, disability or death). Such periods, however, cannot exceed the expiration dates of the Options. SARs have the same post-termination provisions as the Options to which they relate. The Administrator has the authority to accelerate the exercisability of Awards or (within the maximum ten-year term) extend the exercisability periods.


     Termination, Amendment and Adjustment. The Plan may be terminated by the Board of Directors at any time. In addition, the Board may amend the 1997 Option Plan from time to time, without the authorization or approval of the Company's shareholders, unless the amendment (i) materially increases the benefits accruing to participants under the 1997 Option Plan, (ii) materially increases the aggregate number of securities that may be issued under the 1997 Option Plan or (iii) materially modifies the requirements as to eligibility for participation in the 1997 Option Plan, but in each case only to the extent then required by the Code or applicable law, or deemed necessary or advisable by the Board of Directors. No Award may be granted under the 1996 Option Plan after March 1, 2007, although Awards previously granted may thereafter be amended consistent with the terms of the 1997 Option Plan.



     Upon the occurrence of a Change in Control Event (as defined in the 1997 Option Plan), there will be an acceleration of vesting unless the Administrator determines otherwise prior to the Change in Control Event. In addition, upon the occurrence of an extraordinary dividend or distribution or any extraordinary corporate transaction, an appropriate adjustment to the number and type of shares or other securities or property subject to an Award and the price thereof may be made in order to prevent dilution or enlargement of rights under Awards.



     Individual awards may be amended by the Administrator in any manner consistent with the 1997 Option Plan. Amendments that adversely affect the holder of an Award, however, are subject to his or her consent.



     The 1997 Option Plan is not exclusive and does not limit the authority of the Board of Directors or the Administrator to grant other awards, in stock or cash, or to authorize other compensation, under any other plan or authority.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The Company did not have a compensation committee for the fiscal year ended December 31, 1996. For the year ended December 31, 1996, all decisions regarding executive compensation were made by the Board of Directors of the Company. William E. Lindsey and Michael P. Grella, directors and executive officers of the Company, did not participate in deliberations by the Board of Directors of the Company regarding executive compensation. None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions.


                              CERTAIN TRANSACTIONS


     ILFC is a shareholder of the Company. See "Business -- Relationship With ILFC." During 1993 and 1995, the Company purchased aircraft from ILFC aggregating $30.2 million and $41.5 million, respectively. None were purchased during 1994 or 1996. At December 31, 1996, 79% of the Company's gross fleet cost was comprised of aircraft acquired from ILFC. The Company financed these acquisitions through bank loans, partially guaranteed by ILFC, as well as loans from ILFC. ILFC provides these guarantees to lenders through an asset value guarantee ("AVG") which generally covers financing in excess of the asset value, as defined. ILFC's financial support has allowed the Company to finance aircraft purchases at more favorable leverage than the Company could otherwise obtain. The Company's typical operating lease transaction with an AVG requires a cash investment by the Company of approximately 5% to 15% of the aircraft purchase price while the industry standard ranges from 20% to 30%. At December 31, 1996, $34.2 million of long-term debt was covered by AVG and $10.2 million was due to ILFC. During 1993, the Company sold an aircraft to an unrelated party and received proceeds of $1.5 million, of which $800,000 was from ILFC. ILFC had assured the Company that it would recover at least $1.5 million from the sale of this aircraft. See "Risk Factors -- Reliance Upon ILFC." The Company intends to continue its relationship with ILFC.



     At December 31, 1996, the Company had one aircraft on lease to ILFC which is subleased to COPA. See "Business -- Lease Portfolio." The lease originated in August 1994 and provides for monthly rents of $80,000 through August 1999. The Company recognized rental income of $400,000, $960,000 and $960,000 during the years ended 1994, 1995 and 1996, respectively, from this lease.



     The Company has an agreement with ILFC relating to the December 1995 purchase of an aircraft which provides for recovery of an operating loss,as defined, in the acquired lease. The Company estimates this loss will be incurred through 1999. Accordingly, the Company reduced the purchase price of the related aircraft and recognized a receivable for the present value of the estimated recovery aggregating $579,000. The amount due from ILFC at December 31, 1996 was $441,000, which includes accrued interest of $87,000. The loss stems from a stated lease rate which is less than the market lease rate at the date of acquisition. Accordingly, the Company allocated additional cost to the purchase price and recognized deferred rent aggregating $1.7 million for the present value of the difference between the market and stated rent. Deferred rent will be amortized on the straight line method over the remaining lease term.



     The Company realized consulting fee revenues of $69,000, $347,000 and $78,000 during the years 1994, 1995 and 1996, respectively, for services to ILFC. The consulting services provided to ILFC by the Company included assisting in the marketing and remarketing of aircraft and related assets.



     The Company's Chief Executive Officer and President own Great Lakes, an affiliated company. From time to time, these officers provide consulting services to Great Lakes, consisting of portfolio management and technical services. In consideration of these services, Great Lakes paid the Company $144,000 for each of the years 1994, 1995 and 1996.



     In connection with the purchase of aircraft by the Company, the Company borrowed from Great Lakes an aggregate of $2.1 million, due in June 1997 and bearing interest at 5.4%. If the borrowings are not refinanced, Great Lakes will extend the maturity date. See Note 5 of Consolidated Financial Statements.



     During 1994, ILFC incurred $179,628 for certain improvements to an aircraft which it leased from the Company. The Company accrued for such costs at December 31, 1994 and reimbursed ILFC in 1995. During 1995, ILFC advanced the Company $696,000 to assist with the financing of an aircraft purchase which the Company repaid during 1996. At December 31, 1994 and 1995, the Company had amounts due to ILFC of $179,628 and $696,000, respectively. No amounts were due at December 31, 1996.



     Management of the Company believes that the terms of the above described transactions were as or more favorable to the Company than the Company could have received from non-affiliated third parties.

                             PRINCIPAL SHAREHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus as adjusted to reflect to 1-for-6 reverse stock split, the conversion of outstanding shares of Preferred Stock into 801,277 shares of Common Stock, the exercise of options to acquire 358,046 shares of Common Stock and the sale of the shares of Common Stock offered hereby for (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and (iv) all executive officers and directors of the Company as a group.



                                                                                  PERCENT OF CLASS
                                                                               -----------------------
                                                                   NUMBER OF   BEFORE THE   AFTER THE
                             NAME(1)                                SHARES      OFFERING     OFFERING
-----------------------------------------------------------------  ---------   ----------   ----------
Christer Salen(2)................................................   214,168       17.7%         7.1%
Sven Salen(3)....................................................   167,057       13.8          5.5
Gunnar Bjorg(4)..................................................   104,402        8.6          3.4
William E. Lindsey...............................................    29,000        2.4          1.0
Michael P. Grella................................................    19,332        1.6           .6
Aaron Mendelsohn(5)..............................................     8,333       *            *
Kenneth Taylor...................................................     7,722       *            *
Stuart M. Warren(6)..............................................    40,000        3.3          1.3
All directors and executive officers as a group (8 persons)......   590,014       48.7         19.5


---------------

  * Less than one percent


(1) The address for each of named individuals is 3655 Torrance Boulevard, Suite 410, Torrance, California 90503.



(2) Shares are held by George Alexander, as Voting Trustee under a Voting Trust, for European Aircraft Investors. The address of Mr. Alexander is East 4511 Mockingbird Lane, Paradise Valley, Arizona 85253. Christer Salen is a director of and owns 9% of the outstanding stock of European Aircraft Investors. The remaining stock of European Aircraft Investors is indirectly owned by discretionary trusts of which Mr. Salen is not a beneficiary but is a trustee. Mr. Salen disclaims beneficial ownership of the shares held by such trusts. Includes 11,531 shares subject to options which will be exercised prior to the consummation of the offering. Christer Salen is the brother of Sven Salen and disclaims beneficial ownership of the shares beneficially owned by Sven Salen.



(3) Shares are held by Salenia AB, Strymansgatan 2, S-104 40, Stockholm, Sweden. Salenia AB is beneficially owned by Sven Salen and his family. Includes 11,531 shares subject to options which will be exercised prior to the consummation of the offering. Sven Salen is the brother of Christer Salen and disclaims beneficial ownership of the shares beneficially owned by Christer Salen and European Aircraft Investors.



(4) Shares are held by Menzane International Corp., P.O. Box 184, Lettstrasse 37, FC-9490 Vaduz, Liechtenstein. Gunnar Bjorg is the beneficial owner of Menzane International Corp. Includes 6,937 shares subject to options which will be exercised prior to the consummation of the offering.



(5) Shares are owned by G-G Associates, a general partnership. Mr. Mendelsohn shares voting and dispositive power.



(6) Includes 40,000 shares subject to options which will be exercised prior to the consummation of the offering. Does not include 10,000 shares held by C.
    H. Cleworth Pension Plan, as to which Mr. Warren does not have voting or dispositive power.

                          DESCRIPTION OF CAPITAL STOCK


     Upon consummation of the offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $.01 par value, and 15,000,000 shares of Preferred Stock, $.01 par value. After giving effect to the offering, there will be 3,031,823 shares of Common Stock outstanding, assuming the conversion of outstanding Preferred Stock into 801,277 shares of Common Stock and the exercise of options to purchase 358,046 shares of Common Stock.


COMMON STOCK

     Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

PREFERRED STOCK


     As of December 31, 1996, the Company had outstanding 4,941,000 shares of Convertible Preferred Stock with a liquidation preference of $1.00 per share. Each share of Convertible Preferred Stock is currently convertible into one-sixth of a share of Common Stock subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock or rights, options or securities convertible into or exchangeable for Common Stock at a price per share of Common Stock less than the then effective conversion price of the Convertible Preferred Stock. The holders of the Convertible Preferred Stock are entitled to receive dividends pro rata with the holders of the Common Stock and vote together with the holders of the Common Stock, voting as one class, on all matters except for certain amendments to the terms of the Convertible Preferred Stock which require the approval of the holders of 67% (and in some cases 90%) of the shares of Convertible Preferred Stock, voting as a separate class. Upon consummation of the offering, all but 22,222 shares of the Convertible Preferred Stock will be converted to Common Stock.


     The Company is authorized to issue 15,000,000 shares of Preferred Stock in one or more series, and to designate the rights, preferences, limitations, restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Board of Directors may also designate dividend rights and preferences in liquidation. It is not possible to state the effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of such a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock or impairing the liquidation rights of such shares without further action by holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management, which could thereby depress the market price of the Company's Common Stock. At present, the Company has no plans to issue any additional shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws (as they will be amended prior to the offering) summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     The Company's Amended and Restated Articles of Incorporation will include authorization of the issuance of up to 15,000,000 shares of Preferred Stock, with such characteristics that may tend to discourage a merger, tender offer or proxy contest, as described in "Preferred Stock" above. The Company's Amended and Restated Articles of Incorporation will also provide that shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. The Company's Bylaws also will limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice. In addition, upon qualification of the Company as a "listed corporation" as defined in Section 301.5(d) of the California Corporations Code, cumulative voting will be eliminated.

     The Amended and Restated Articles of Incorporation and the Bylaws will provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Company then entitled to vote on the matter is required to amend the Bylaws and certain provisions of the Amended and Restated Articles of Incorporation, including those provisions relating to the number of directors, the filling of vacancies on the Board of Directors, the prohibition on shareholders action without a meeting, indemnification of directors, officers and others, the limitation on liability of directors and the supermajority voting requirements in the Amended and Restated Articles of Incorporation and Bylaws. These voting requirements will have the effect of making more difficult any amendment by stockholders, even if a majority of the Company's stockholders believes that such amendment would be in its best interests.

     The Company will also include in its Amended and Restated Articles of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the California General Corporation Law. See "Risk
Factors -- Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar of the Common Stock is American Stock Transfer & Trust Company.


REPORTS TO SHAREHOLDERS

     The Company will furnish its shareholders with annual reports containing financial statements audited by independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial statements.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, the Company will have outstanding 3,031,823 shares of Common Stock. Of these shares, the 1,820,000 shares sold in the offering plus any additional shares sold upon exercise of the Underwriters' over-allotment option will be freely tradeable without restriction or further registration under the Securities Act except for any of such shares held by "affiliates" of the Company.



     The remaining shares of Common Stock held by the existing shareholders are "restricted securities" as that term is defined in Rule 144 of the Securities Act. 1,073,489 of these restricted securities are subject to lock-up agreements with the Underwriters. Pursuant to these agreements, the Company's shareholder has agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities, subject to certain exceptions, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives. All of such restricted shares will be eligible for sale in the public market in accordance with Rule 144 under the Securities Act upon expiration of such agreements.



     In general, under Rule 144 as currently in effect, beginning 90 days after the consummation of the offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, as well as persons who may be deemed "affiliates" of the Company, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted shares were first acquired from the Company or from an affiliate of the Company.



     Currently 372,498 authorized shares of Common Stock are subject to outstanding options. Additionally, 100,000 shares of Common Stock of the Company have been reserved for issuance pursuant to the 1997 Option Plan and the 1997 Directors Plan. Following the offering, the Company intends to file a registration statement under the Securities Act to register the 100,000 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding and to be granted under the 1997 Option Plan and the 1997 Directors Plan. Shares granted or issued upon the exercise of stock options after the effective date of such registration statement generally will be available for sale in the open market as long as they are not held by affiliates.



     Because there has been no public market for shares of Common Stock of the Company, the Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements or otherwise may have on any then prevailing market price of shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                                  UNDERWRITING


     The Underwriters named below, acting through their representatives, Sutro & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names. The Underwriters are committed to purchase and pay for all such shares if any are purchased.



                                                                            NUMBER OF
                                                                             SHARES
                                                                            ---------
        Sutro & Co. Incorporated..........................................
        Friedman, Billings, Ramsey & Co., Inc. ...........................
                                                                              -------
                  Total...................................................  1,820,000
                                                                              =======


     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected
dealers a concession of not more than $          per share, and the Underwriters
may allow, and such dealers may reallow, a concession of not more than
$          per share to certain other dealers. After the initial public offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or part.


     The Company has granted the Underwriters an option exercisable for 45 days after the date of the Underwriting Agreement to purchase up to a maximum of 273,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table.


     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     The Company, its directors, officers and certain shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives except for: (i) the sale of the shares hereunder, (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's stock plans disclosed in the Prospectus; or (iii) the granting by the Company of stock options after the date of this Prospectus under the 1997 Option Plan or the 1997 Directors Plan.



     The Company has agreed to sell to the Representatives, for $.01 per warrant, the Representatives' Warrants to purchase from the Company up to 182,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price per share. The Representatives' Warrants are not transferable other than to officers and partners of Sutro & Co. Incorporated and are exercisable for a period of three years beginning one year from the date of this Prospectus. In addition, the Company has granted certain demand and piggyback registration rights to the holders of the Representatives' Warrants which enable them to register the Common Stock underlying the Representatives' Warrants under the Securities Act. Under the terms of the Representatives' Warrants, Sutro & Co. Incorporated will be the underwriter of any demand registration requested to be in the form of an underwritten offering.


     Prior to this offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings, the present state of the Company's development, the general conditions of the securities market at the time of the offering, and the market prices of publicly traded common stocks of comparable companies in recent periods. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

                                    EXPERTS


     The Consolidated Financial Statements of the Company as of December 31, 1995 and December 31, 1996 and for each of the years in the three year period ended December 31, 1996 included in this Prospectus have been so included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.



     The report of Simat, Helliesen & Eichner, Inc. is included herein in reliance upon the authority of such firm as an expert with respect to the matters contained in such report.


                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. Copies of the Registration Statement may be obtained from the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon the payment of certain fees prescribed by the Commission or may be examined without charge at the offices of the Commission, or accessed through the Commission's Internet address at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996..........................   F-3
Consolidated Statements of Income for the years ended December 31, 1994, 1995 and
  1996................................................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1994,
  1995 and 1996.......................................................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
International Aircraft Investors:


     We have audited the accompanying consolidated balance sheets of International Aircraft Investors and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Aircraft Investors and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                          KPMG PEAT MARWICK LLP

Los Angeles, California

  January 31, 1997, except


  the third paragraph


  of Note 9 which


  is as of February 21, 1997

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
Current assets:
  Cash and cash equivalents.......................................  $    33,898     $ 1,174,369
  Accounts receivable from ILFC (note 6)..........................       54,000          12,106
  Due from ILFC (note 6)..........................................      293,000         332,000
  Other assets....................................................      118,747         627,535
                                                                    -----------     -----------
          Total current assets....................................      499,645       2,146,010
Flight equipment, at cost, net (notes 2, 5 and 6).................   95,449,700      89,884,974
Due from ILFC, less current portion (note 6)......................      286,000         109,000
Deferred fees.....................................................      366,515         268,776
Cash, restricted (note 1).........................................      177,006         210,827
                                                                    -----------     -----------
                                                                    $96,778,868     $92,619,587
                                                                    ===========     ===========
                              LIABILITY AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 5).................  $ 5,272,554     $42,176,253
  Accounts payable and accrued expenses...........................       37,762         195,193
  Accrued interest................................................      205,800         632,500
  Lease deposits..................................................      835,000         835,000
  Maintenance reserves............................................      181,426         468,060
  Advanced rentals................................................      795,850         798,000
  Deferred rent (note 6)..........................................      250,000         250,000
  Payable to affiliate (note 3)...................................       36,750              --
  Payable to ILFC (note 6)........................................      696,695              --
                                                                    -----------     -----------
          Total current liabilities...............................    8,311,837      45,355,006
Deferred rent, less current portion (note 6)......................    1,497,000       1,247,000
Deferred tax liability (note 4)...................................      369,017         400,000
Long-term debt, less current installments (note 5)................   82,552,733      40,534,040
                                                                    -----------     -----------
                                                                     92,730,587      87,536,046
                                                                    -----------     -----------
Commitments and contingencies (note 8)
Shareholders' equity (notes 9 and 10):
  Convertible preferred stock, $.01 par value. Authorized
     15,000,000 shares; issued and outstanding 4,941,000 shares;
     liquidation value of $1 per share............................       49,410          49,410
  Common Stock, $.01 par value. Authorized 20,000,000 shares;
     issued and outstanding 315,000 shares in 1995 and 1996.......        3,150           3,150
  Additional paid-in capital......................................    5,170,098       5,170,098
  Accumulated deficit.............................................   (1,174,377)       (139,117)
                                                                    -----------     -----------
          Net shareholders; equity................................    4,048,281       5,083,541
                                                                    -----------     -----------
                                                                    $96,778,868     $92,619,587
                                                                    ===========     ===========


          See accompanying notes to consolidated financial statements

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                  YEARS ENDED DECEMBER 31,
                                                            -------------------------------------
                                                               1994         1995         1996
                                                            ----------   ----------   -----------
Revenues (note 6)
  Rental of flight equipment..............................  $8,107,751   $7,764,763   $12,681,153
  Consulting fees.........................................     213,500      491,045       460,950
  Gain on sale of aircraft equipment......................          --           --       141,000
  Interest income (note 1)................................      67,997      117,961       169,023
                                                            ----------   ----------    ----------
          Total revenues..................................   8,389,248    8,373,769    13,452,126
Expenses:
  Interest................................................   3,547,600    3,776,165     6,277,388
  Depreciation............................................   3,164,800    3,354,400     5,549,700
  General and administrative..............................     548,494      526,021       552,778
                                                            ----------   ----------    ----------
          Total expenses..................................   7,260,894    7,656,586    12,379,866
                                                            ----------   ----------    ----------
            Operating income..............................   1,128,354      717,183     1,072,260
                                                            ----------   ----------    ----------
Equity in earnings of affiliate (note 3):
  Earnings from operations................................          --       66,028            --
  Gain on sale of aircraft engine.........................          --      117,500            --
                                                            ----------   ----------    ----------
          Total equity in earnings........................          --      183,528            --
                                                            ----------   ----------    ----------
Income before income taxes................................   1,128,354      900,711     1,072,260
                                                            ----------   ----------    ----------
Income tax expense (note 4)...............................      59,000       30,000        37,000
                                                            ----------   ----------    ----------
          Net income......................................  $1,069,354   $  870,711   $ 1,035,260
                                                            ==========   ==========    ==========
Net income per common and common equivalent shares........  $      .14   $      .11   $       .13
                                                            ==========   ==========    ==========
Weighted average common and common equivalent shares
  outstanding (note 1)....................................   7,766,452    7,766,452     7,821,096
                                                            ==========   ==========    ==========

                   See accompanying notes to consolidated financial statements
=================================================================================================
Supplemental information (unaudited) (note 10):
  Historical net income...................................                            $ 1,035,260
  Adjustment for reduction of interest expense, net of
     income taxes.........................................                                174,674
                                                                                       ==========
  Supplemental net income.................................                            $ 1,209,934
                                                                                       ==========
  Supplemental net income per share.......................                            $       .80
                                                                                       ==========
  Weighted average common and common equivalent shares
     outstanding..........................................                              1,520,030
                                                                                       ==========

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                  CONVERTIBLE     COMMON STOCK     ADDITIONAL
                                   PREFERRED    ----------------    PAID-IN     ACCUMULATED
                                     STOCK       SHARES   AMOUNT    CAPITAL       DEFICIT        NET
                                  -----------   --------  ------   ----------   -----------   ----------
Balance at December 31, 1993....    $49,410      215,000  $2,150   $5,071,098   $(3,114,442)  $2,008,216
Net income......................         --           --      --           --     1,069,354    1,069,354
                                    -------      -------  ------   ----------   -----------   ----------
Balance at December 31, 1994....     49,410      215,000   2,150    5,071,098    (2,045,088)   3,077,570
Issuance of common stock from
  exercise of stock options.....         --      100,000   1,000       99,000            --      100,000
Net income......................         --           --      --           --       870,711      870,711
                                    -------      -------  ------   ----------   -----------   ----------
Balance at December 31, 1995....     49,410      315,000   3,150    5,170,098    (1,174,377)   4,048,281
Net income......................         --           --      --           --     1,035,260    1,035,260
                                    -------      -------  ------   ----------   -----------   ----------
Balance at December 31, 1996....    $49,410      315,000  $3,150   $5,170,098   $  (139,117)  $5,083,541
                                    =======      =======  ======   ==========   ===========   ==========


          See accompanying notes to consolidated financial statements

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------
                                                                      1994           1995          1996
                                                                   -----------   ------------   -----------
Cash flow from operating activities:
Net income.......................................................  $ 1,069,354   $    870,711   $ 1,035,260
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation of flight equipment...............................    3,164,800      3,354,400     5,549,700
  Amortization of deferred transaction fees......................      171,348        101,082       158,410
  Gain on sale of aircraft equipment.............................           --             --      (141,000)
  Equity in earnings of affiliate................................           --       (183,528)           --
  (Increase) decrease in assets:
    Accounts receivable from ILFC................................      (20,570)       (28,430)       41,894
    Due from ILFC................................................           --             --       138,000
    Deferred fees................................................      (66,836)      (225,811)      (60,671)
    Other assets.................................................      117,593       (225,142)     (542,607)
  Increase (decrease) in liabilities:
    Accounts payable and accrued expenses........................      (54,033)        61,587       120,681
    Accrued interest.............................................       39,023            413       426,700
    Lease deposits...............................................     (500,000)       475,000            --
    Maintenance reserves.........................................           --        181,426       286,634
    Advance rentals..............................................      123,356       (103,396)        2,150
    Deferred rent................................................           --             --      (250,000)
    Deferred taxes...............................................       58,622         23,395        30,983
    Due to lessee................................................      363,122       (363,122)           --
                                                                   -----------   ------------   -----------
    Net cash provided by operating activities....................    4,465,779      3,938,585     6,796,134
                                                                   -----------   ------------   -----------
Cash flows from investing activities:
  Purchase of flight equipment...................................   (2,981,305)   (41,472,695)     (198,974)
  Proceeds from sale of aircraft.................................           --             --       355,000
  Investment in (dividends and sale of IEI)......................     (322,250)       505,778            --
                                                                   -----------   ------------   -----------
    Net cash provided by (used in) investing activities..........   (3,303,555)   (40,966,917)      156,026
                                                                   -----------   ------------   -----------
Cash flows from financing activities:
  Repayment of notes payable.....................................   (1,884,003)    (2,749,082)   (5,322,926)
  Repayment of notes payable to ILFC.............................   (1,731,567)      (400,800)     (524,292)
  Proceeds from notes payable....................................    2,430,000     29,725,000       244,724
  Proceeds from notes payable to ILFC............................           --      7,950,000            --
  Proceeds from notes payable to GLH.............................           --      1,612,500       487,500
  Issuance of common stock.......................................           --        100,000            --
  Payable to ILFC................................................      179,628        517,067      (696,695)
                                                                   -----------   ------------   -----------
    Net cash provided by (used in) financing activities..........   (1,005,942)    36,754,685    (5,811,689)
                                                                   -----------   ------------   -----------
    Net increase (decrease) in cash and cash equivalents.........      156,282       (273,647)    1,140,471
Cash and cash equivalents at beginning of year...................      151,263        307,545        33,898
                                                                   -----------   ------------   -----------
Cash and cash equivalents at end of year.........................  $   307,545   $     33,898     1,174,369
                                                                   ===========   ============   ===========
Supplemental disclosure of cash flow information -- cash paid for
  interest.......................................................  $ 3,339,156   $  3,548,054   $ 5,722,256
                                                                   ===========   ============   ===========


Supplemental disclosure of noncash investing and financing activities:

  During 1995, the Company earned $311,000 of consulting fees from ILFC which were applied to amounts owed ILFC.

          See accompanying notes to consolidated financial statements

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        DECEMBER 31, 1994, 1995 AND 1996


(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     International Aircraft Investors (the Company) is primarily engaged in the acquisition of used, singleaisle jet aircraft and engines for lease and sale to domestic and foreign airlines and other customers. The Company leases aircraft under short- to medium-term operating leases where the lessee is responsible for all operating costs and the Company retains the potential benefit or risk of the residual value of the aircraft, as distinct from finance leases where the cost of the aircraft is generally recovered over the term of the lease.


     Five of the Company's seven aircraft at December 31, 1996 were acquired from International Lease Finance Corporation (ILFC), a 6% shareholder of the Company. In connection with certain of these aircraft acquisitions, ILFC has provided loan guarantees or other financial support which have provided more favorable borrowing arrangements than the Company could otherwise have obtained. Additionally, the Company has derived certain consulting fees from ILFC for providing remarketing and other services.


     The accompanying consolidated financial statements include the accounts of the Company and wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents


     Cash and cash equivalents includes cash and highly liquid investments purchased with an original maturity of less than 90 days. Cash and short-term investments restricted for the repayment of a security deposit pursuant to a certain lease agreement was $210,827 at December 31, 1996. Such security deposit matures June 15, 1998.


  Deferred Transaction Fees


     The direct costs related to purchase and lease agreements are capitalized and amortized to expense using the straight-line method , which approximates the effective interest method, over the term of the related lease.



     The costs related to asset value guarantees (AVGs - note 6) are capitalized and amortized to expense using the straight-line method over the term of the AVG, generally ten years. At December 31, 1996, deferred transaction fees related to AVGs were $207,500.


  Rentals

     The Company leases flight equipment under operating leases. Accordingly, income is recognized over the life of noncancelable lease terms under the straight-line method.

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

  Flight Equipment and Depreciation

     Flight equipment is stated at cost.


     Depreciation of flight equipment is generally computed on a straight-line method over the estimated remaining useful lives (25 year original life less years in service at the date of acquisition) of the related assets. At December 31, 1996, the Company's fleet, related useful lives and estimated salvage values were as follows:



                                                                  USEFUL LIFE AT
                                                    YEAR OF        ACQUISITION
                  DESCRIPTION OF ASSET            ACQUISITION          DATE          SALVAGE VALUE
        ----------------------------------------  -----------     --------------     -------------
        1979 Boeing 727-200.....................      1988        16 years            $ 2,500,000
        1978 Boeing 737-219.....................      1990        13                    2,500,000
        1980 Boeing 737-219.....................      1991        14                    2,500,000
        1989 Boeing 737-300.....................      1993        21                    3,000,000
        1980 Boeing 737-204.....................      1993        12                    3,000,000
        1985 Boeing 737-300.....................      1995        15                    3,000,000
        1989 McDonnell MD-82....................      1995        19                    3,000,000


  Maintenance Reserves and Interest Income


     Normal maintenance and repairs of flight equipment on lease are provided by and paid for by the lessee. Maintenance reserves received under certain leases amounted to $181,426 and $268,581 during the year ended December 31, 1995, and 1996, respectively. Additionally, one of the Company's lessees holds a related maintenance reserve with ILFC in accordance with an agreed-upon arrangement. The Company receives interest earned on this reserve held with ILFC which amounted to $48,885, $95,116 and $62,100 during 1994, 1995 and 1996, respectively. The related lease expires in April 1997 at which time this arrangement will cease.


  Impairment of Long-Lived Assets

     Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," issued in March 1995 and effective for fiscal years beginning after December 15, 1995, establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed of. The Company adopted SFAS No. 121 during 1996. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations.


     The Company evaluates the carrying value of its flight equipment on an ongoing basis and when required will provide for any impairment of long-lived assets.


  Income Taxes

     The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences for differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when such temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income at the enactment date.

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

  Earnings per Share


     Net earnings per share has been computed using the weighted average number of common and common equivalent shares outstanding for each of the periods presented. Common stock equivalents represent the number of shares which would be issued assuming the exercise of common stock options, conversion of preferred stock and conversion of a note payable reduced by the number of shares which could be purchased with the proceeds from such conversions using the treasury stock method.



     Supplemental earnings per share have been computed assuming the stock split and conversions (Note 10) had occurred at the beginning of 1996.


     Fully diluted net income per common and common equivalent share is not presented since the amounts do not differ significantly from the primary net income per share presented.

  Stock Compensation


     Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair-value-based method of accounting for employee stock options or similar equity instruments. SFAS No. 123 allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 (APBO No. 25), "Accounting for Stock Issued to Employees," but requires pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to continue to measure compensation cost under APBO No. 25. During the year ended December 31, 1996, no stock options were granted by the Company, accordingly, no pro forma disclosures are presented.


  Interest Rate Swap Agreements


     The Company uses interest rate swap arrangements to reduce the potential impact of increases in interest rates on floating rate long-term debt and does not use them for trading purposes. Premiums paid for purchased interest rate swap agreements are amortized to interest expense over the terms of the swap agreements.



     All outstanding swap agreements are hedges and, therefore, are not marked to market.


  Fair Values of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and payable to ILFC approximate fair market value because of the short maturity of these items.


     The fair values of the Company's interest rate swaps approximates unamortized costs as the remaining amortization periods are short-term. The fair value of the amount due from ILFC approximates the carrying value as it was determined using the present value method with the Company's internal rate of return. The fair values of the Company's debt instruments, including the related AVGs, approximate the carrying values because 1) the rates currently offered to the Company are similar to the rates for these items, or 2) the yields to maturity approximate the rates for these items.


  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities, revenues and expenses and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from the estimates made.

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

     The Company leases aircraft to various commercial airline fleets, on short-to-medium-term operating leases, generally three to five years. The related aircraft are generally financed by borrowings that becomes due at or near the end of the lease term through a balloon payment. As a result, the Company's operating results depend on management's ability to roll over debt facilities, renegotiate favorable leases and realize estimated salvage values.


  Significant Customers

     The following customers individually accounted for 10% or more of revenues:


                                               NUMBER OF
                                               SIGNIFICANT    PERCENTAGE OF REVENUES BY
                                               CUSTOMERS        SIGNIFICANT CUSTOMERS
                                               ---------     ---------------------------
        Year ended December 31:
          1994...............................    3           12%, 42% and 36%
          1995...............................    4           11%, 16%, 26% and 36%
          1996...............................    5           10%, 10%, 15%, 21% and 23%



(2) FLIGHT EQUIPMENT



     The Company's investment in flight equipment (primarily purchased from ILFC) as of December 31, 1995 and 1996 is as follows:



                                                              1995             1996
                                                          ------------     ------------
        Flight equipment..............................    $108,788,000     $108,736,974
        Accumulated depreciation......................     (13,338,300)     (18,852,000)
                                                          ------------     ------------
        Flight equipment, net.........................    $ 95,449,700     $ 89,884,974
                                                          ============     ============



(3) INVESTMENT IN JOINT VENTURE


     During 1994, the Company purchased a 50% non-controlling interest in International Engine Investors (IEI) for $322,250. IEI was formed in December 1994 between the Company and Partimande Holding Anstalt (wholly owned by a shareholder of the Company) for the purpose of acquiring an aircraft engine. The Company used the equity method to account for its investment. The Company's share of IEI's income for 1995 was $66,028. On November 11, 1995, the engine was sold by IEI, and IEI was liquidated. The Company's share of the gain on sale was $117,500. At December 31, 1995, the Company had a payable to Partimande Holding Anstalt of $36,750 related to the sale of the engine.

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

(4) INCOME TAXES


     Provision for taxes on income consisted of the following:


                                                         TOTAL      CURRENT     DEFERRED
                                                        -------     -------     --------
        Year ended December 31:
          1994:
             Federal..................................  $    --          --     $     --
             State....................................   59,000          --       59,000
                                                        -------     -------      -------
                                                        $59,000          --     $ 59,000
                                                        =======     =======      =======
          1995:
             Federal..................................  $    --     $    --     $     --
             State....................................   30,000       7,000       23,000
                                                        -------     -------      -------
                                                        $30,000     $ 7,000     $ 23,000
                                                        =======     =======      =======
          1996:
             Federal..................................  $    --     $    --     $     --
             State....................................   37,000       6,000       31,000
                                                        -------     -------      -------
                                                        $37,000     $ 6,000     $ 31,000
                                                        =======     =======      =======



     As of December 31, 1996, the Company had net operating loss carryforwards ("NOL") for Federal and state income tax purposes of approximately $23,082,000 and $4,472,000 expiring from 2005 through 2011 and from 1996 through 2001, respectively, as follows:



                              EXPIRES                        FEDERAL NOL     STATE NOL
        ---------------------------------------------------  -----------     ----------
        1997...............................................           --     $3,436,000
        1998...............................................           --             --
        1999...............................................           --             --
        2000...............................................           --             --
        2001...............................................           --        660,000
        2002-2006..........................................  $17,741,000        376,000
        2007-2011..........................................    3,136,000             --
        2012...............................................    2,205,000             --
                                                             -----------     ----------
                                                             $23,082,000     $4,472,000
                                                             ===========     ==========



     Temporary differences which give rise to deferred tax liabilities result primarily from timing differences for depreciation and net operating losses. The deferred tax liabilities of $369,017 and $400,000 at December 31, 1995 and 1996, respectively, are comprised of the following:



                                                            DECEMBER 31,     DECEMBER 31,
                                                                1995             1996
                                                            ------------     ------------
        Net operating loss carryforward...................  $  7,098,058     $  7,847,880
        Flight equipment, principally due to differences
          in depreciation.................................    (7,754,765)      (8,542,840)
        Deferred and advanced rent........................     1,048,186          691,832
        Other.............................................      (116,641)        (113,539)
                                                             -----------      -----------
                                                                 274,838         (116,667)
        Valuation allowance...............................      (643,855)        (283,333)
                                                             -----------      -----------
                                                            $   (369,017)        (400,000)
                                                             ===========      ===========

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES

     Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize deferred tax assets net of the valuation allowance.

     A reconciliation of total income tax expense with the expected amount computed by applying the Federal and state statutory tax rates to earnings before income taxes follows:


                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                        1994          1995          1996
                                                      ---------     ---------     ---------
    Computed "expected" Federal tax expense.........  $ 384,000     $ 306,000     $ 364,000
    State taxes, net of Federal income tax
      benefit.......................................     21,000        17,000        10,000
    Change in valuation allowance...................   (308,000)     (284,000)     (361,000)
    Other...........................................    (38,000)       (9,000)       24,000
                                                      ---------     ---------     ---------
                                                      $  59,000     $  30,000     $  37,000
                                                      =========     =========     =========



(5) LONG-TERM DEBT



          Long-term debt as of December 31, 1995 and 1996 is summarized as follows:



                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1995          1996
                                                                      -----------   -----------
Notes payable to bank bearing interest at 7.50% on $7,000,000 and
  LIBOR plus 1.125% (6.7% at December 31, 1996) on $649,079, secured by flight equipment, 33 1/3% guaranteed by ILFC, payable in monthly installments of $75,000 including interest, balloon
  payment of $7,500,000, due August 1997............................  $ 7,960,343   $ 7,649,079
Note payable to bank bearing interest at 7.3125% on $3,500,000 and
  LIBOR plus 1.125% (6.7% at December 31, 1996) on $1,641,000, secured by flight equipment, 33 1/3% guaranteed by ILFC, payable in monthly installments of $87,000 including interest, balloon
  payment of $4,000,000, due June 1998..............................    5,595,152     5,141,600
Notes payable to bank bearing interest at 7.545% (Floating plus
  Swap), secured by flight equipment, 50% guaranteed by ILFC up to
  $2,400,000, balloon payment of $4,300,028, due on demand..........    4,943,028     4,401,028
Notes payable to bank bearing interest at 7.60% (Floating plus
  Swap), secured by flight equipment, 50% guaranteed by ILFC,
  balloon payment of $3,180,000, due March 1997.....................    3,796,000     3,307,000
Note payable to bank bearing interest at 7.10% (Floating plus Swap), secured by flight equipment, 50% guaranteed by ILFC, balloon
  payment of $1,814,979, due March 1997.............................    2,045,600     1,804,300
Note payable to bank bearing interest at 7.73% (Floating plus Swap), secured by flight equipment, 50% guaranteed by ILFC, balloon
  payment of $18,085,371, due July 1997.............................   19,734,963    18,582,417
Note payable to bank, refinanced November 4, 1996, bearing interest at LIBOR plus 1.2 (6.8% at December 31, 1996), secured by flight equipment, 100% guaranteed by ILFC, payable in quarterly
  installments of $445,000 including interest, due January 2003.....   14,500,000    13,700,000
Note payable to bank, refinanced May 17, 1996, bearing interest at
  7.75%, secured by flight equipment, guaranteed up to $2,175,000 by
  ILFC, payable in quarterly installments of $510,000 including
  interest, due May 2001............................................   15,225,000    14,193,403
Note payable to bank with interest accrued at 6%, payment is based on profit sharing agreements on certain flight equipment,
  principal due August 1998.........................................      909,551       887,608
Convertible note payable to bank with interest accrued at 5.0%,
  payable quarterly, principal due August 1998......................      792,000       757,000

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



                                                                            DECEMBER 31,
                                                                         1995          1996
                                                                      -----------   -----------
Note payable to ILFC bearing interest at 5.9%, payable in quarterly installments including interest, balloon payment of $3,513,000,
  due October 1998..................................................    3,600,000     3,572,000
Note payable to ILFC bearing interest at 5.5%, secured by flight
  equipment, balloon payment of $441,000, due March 1997............      444,000       441,600
Note payable to ILFC bearing interest at 5.5%, secured by flight
  equipment, balloon payment of $889,585, due July 1997.............    1,160,305       982,330
Note payable to ILFC bearing interest at 6.0%, balloon payment of
  $511,845, due August 1999.........................................    1,156,845       976,845
Note payable to ILFC bearing interest at 7.8%, payable in quarterly installments of $110,000 including interest, balloon payment of
  $3,718,293 due December 2000......................................    4,350,000     4,214,083
Notes payable to Great Lakes Holdings (affiliated company),
  refinanced in 1996, bearing interest at 5.4%, due June 1997.......      612,500       700,000
Notes payable to Great Lakes Holdings (affiliated company),
  refinanced in 1996, bearing interest at 5.4%, due July 1997.......    1,000,000     1,400,000
                                                                      -----------   -----------
          Total.....................................................   87,825,287    82,710,293
                                                                      -----------   -----------
Less current installments...........................................    5,272,554    42,176,253
                                                                      -----------   -----------
                                                                      $82,552,733   $40,534,040
                                                                      ===========   ===========



     As indicated above, certain borrowings aggregating $31,337,500 at December 31, 1995 were refinanced during 1996. Accordingly, the amounts due under these notes payable have been classified in the accompanying December 31, 1995 consolidated balance sheet based on the refinanced terms. The Company plans to refinance long-term debt expiring in 1997 in connection with the re-leasing or lease extensions of the related aircraft. At January 31, 1997, the Company has extended leases on three of its aircraft, two for additional one-year periods and one for an additional two-year period. Long-term debt related to these aircraft at December 31, 1996 was approximately $17,161,000.



     At December 31, 1996, $34,186,000 of the Company's long-term debt was guaranteed by ILFC and $10,186,000 of the Company's long-term debt was due to ILFC.



     The convertible note payable was entered into in August 1992 with an original principal balance of $700,000. The note payable, or $1,000 multiples thereof, is convertible into shares of preferred stock at $1 per share or up to 700,000 shares at any time prior to August 13, 1998.



     Scheduled future repayments of long-term debt subsequent to December 31, 1996 are as follows:



                                  DECEMBER 31:
                    ----------------------------------------
                         1997...............................  $42,176,253
                         1998...............................   11,847,061
                         1999...............................    2,870,808
                         2000...............................    6,140,780
                         2001...............................   10,976,391
                         Thereafter.........................    8,699,000
                                                              -----------
                                                              $82,710,293
                                                              ===========



     Certain notes payable contain various financial covenants including tangible net worth and delivery of audited financial statements. The Company was in compliance with these covenants at December 31, 1996.

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



     The Company has entered into interest rate swaps with financial institutions under terms that provide payment of interest on the notional amount of the swap. In accordance with these arrangement, the Company pays interest at a fixed rate and the financial institution pays interest at variable rates pursuant to terms of the loans. The following table presents the Company's interest rate swap agreements at December 31, 1995 and 1996:



                               DECEMBER 31, 1995



                                                               WEIGHTED AVERAGE
                      TYPE                 NOTIONAL AMOUNT     INTEREST RATE (%)     MATURITY
        ---------------------------------  ---------------     -----------------     ---------
        Fixed/variable...................    $30,520,000           7.64/7.13         2/97-7/97



                               DECEMBER 31, 1996



                                                               WEIGHTED AVERAGE
                      TYPE                 NOTIONAL AMOUNT     INTEREST RATE (%)     MATURITY
        ---------------------------------  ---------------     -----------------     ---------
        Fixed/variable...................    $28,094,000           7.65/6.66         2/97-7/97



     The net effect of swaps was to record $372,000, $131,000 and $265,000 of additional interest expense during 1994, 1995 and 1996, respectively.


(6) RELATED PARTY TRANSACTIONS


     During 1996, the Company sold certain aircraft equipment in connection with an ILFC transaction to a third party. The Company recognized a gain on sale of this equipment of $141,000.



     During 1995, the Company purchased aircraft from ILFC aggregating $41,473,000. None were purchased during 1994 and 1996. At December 31, 1996, 79% of the Company's gross fleet cost was comprised of aircraft acquired from ILFC. The Company financed these acquisitions through bank loans, partially guaranteed by ILFC, as well as loans from ILFC (note 5). ILFC provides these guarantees to lenders through an asset value guarantee (AVG) which generally covers financing in excess of the asset value, as defined. ILFC's financial support has allowed the Company to finance aircraft purchases at more favorable leverage than the Company could otherwise obtain. The Company's typical operating lease transaction with an AVG requires a cash investment by the Company of approximately 5% to 15% of the aircraft purchase price while the industry standard ranges from 20% to 30%. At December 31, 1996, $34,186,000 of long-term debt was covered by AVGs and $10,186,000 was due to ILFC.



     The Company has one aircraft leased to ILFC at December 31, 1996. The lease originated in August 1994 and provides for monthly rents of $80,000 through August 1999. The Company recognized rental income of $400,000, $960,000 and $960,000 during the years ended 1994, 1995 and 1996, respectively, from this lease.



     The Company has an agreement with ILFC related to the December 1995 purchase of an aircraft which provides for recovery of an operating loss, as defined, in the acquired lease. The Company estimates this loss will be incurred through 1999. Accordingly, the Company reduced the purchase price of the related aircraft and recognized a receivable for the present value of the estimated recovery aggregating $579,000. The amount due from ILFC at December 31, 1996 was $441,000, which includes accrued interest of $87,000. The loss stems from a stated lease rate which is less than the market lease rate at the date of acquisition. Accordingly,

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


the Company allocated additional cost to the purchase price and recognized deferred rent aggregating $1,747,000 for the present value of the difference between the market and stated rent. Deferred rent will be amortized on the straight line method over the remaining lease term.


     The Company realized consulting fee revenues of $69,000, $347,000 and $78,000 during the years 1994, 1995 and 1996, respectively, for services to ILFC.



     The Company's Chairman and President collectively own Great Lakes Holdings
(GLH), an affiliated company while ILFC owns 20%. From time to time, these officers provide consulting services to GLH. GLH paid the Company $144,000 for each of the years 1994, 1995 and 1996 for these services. Additionally, the Company earned consulting fees of $239,000 during 1996 from unrelated parties, however, $190,000 of the amount was derived from a transaction in which the Company provided services in connection with a sale by ILFC of aircraft equipment to a third party.



     During 1994, ILFC incurred $179,628 for certain improvements to an aircraft which it leased from the Company. The Company accrued for such costs at December 31, 1994 and reimbursed ILFC in 1995. During 1995, ILFC advanced the Company $696,000 to assist the financing of an aircraft purchase. The advance was repaid during 1996. At December 31, 1994 and 1995, $179,628 and $696,695, respectively, was due to ILFC.


(7) RENTAL INCOME


     Minimum future rental income on noncancelable operating leases of flight equipment at December 31, 1996, adjusted for the lease renewals below, is as follows:



                Year ended December 31:
                  1997..........................................  $10,421,000
                  1998..........................................    6,483,000
                  1999..........................................    2,926,000
                  2000..........................................    2,326,000
                  2001..........................................    2,076,000
                  Thereafter....................................    2,076,000
                                                                  -----------
                                                                  $26,308,000
                                                                  ===========



     During December 1996 and January 1997, the Company renewed three of its leases extending the expiration dates to March 1998, April 1998 and August 1999, respectively.



     One of the aircraft leases expires in 1997, four expire in 1998, one expires in 1999 and one expires in 2002.


(8) COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases offices from a third party under a noncancelable operating lease. Future minimum lease payments are:


                Year ended December 31:
                  1997.............................................  $22,000
                  1998.............................................   22,000
                  1999.............................................    2,000
                                                                     -------
                                                                     $46,000
                                                                     =======

               INTERNATIONAL AIRCRAFT INVESTORS AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



     Total rent expense under operating leases for the years ended December 31, 1994, 1995 and 1996 was $24,600, $20,665 and $20,460, respectively.


  Government Regulations

     The maintenance and operation of aircraft are regulated by the Federal Aviation Administration (FAA) and foreign aviation authorities which oversee such matters as aircraft certification, inspection, maintenance, certification of personnel, and record-keeping. All current leases require the lessee to bear the costs of complying with governmental regulations. However, in the event a lessee fails to maintain aircraft in accordance with the terms of a lease, the Company could be required to repair or recondition the aircraft. Failure of a lessee to fulfill lease maintenance and operation obligations could have a material adverse effect on the Company's financial condition and results of operations.

     The FAA and civil aviation authorities of most countries and international entities issue regulations limiting permitted noise and other emissions from aircraft. These older non-complying aircraft can be brought into compliance by modifying the engines. One of the Company's aircraft had noise compliance work performed at a cost of approximately $2.4 million during 1994 (all of which was paid by the Company) and three aircraft will require this work to be performed over the next three years unless the aircraft is leased and operated in an area that does not require the modification.

(9) STOCKHOLDERS' EQUITY


     The holders of convertible preferred stock are entitled to convert each share to one share of common stock. In the event of liquidation, holders of preferred stock are entitled to receive $1 per share plus accrued and unpaid dividends, if any, before distributions to holders of common stock. The convertible preferred stock do not bear dividends and contains certain defined antidilution provisions.



     Through March 1993, the Company granted options to purchase 2,913,735 shares of common stock at management's estimate of fair value, $1 per share; 100,000 options were exercised during December 1995. Through May 1991, the Company granted options to purchase 1,569,550 shares of preferred stock at management's estimate of fair value, primarily $1.15 per share. These options are exercisable no later than the earlier of December 31, 1998 or a sale of the Company's shares under the Securities Act of 1933. At December 31, 1996, 4,383,285 options were outstanding and all were exercisable.



     During February, 1997, the Company extended the expiration date on 2,235,000 stock options to February 2006. Such options will vest ratably through December 31, 2000. Accordingly, the Company will recognize aggregate compensation of approximately $1 million over the four-year vesting period.


(10) PROPOSED INITIAL PUBLIC OFFERING AND REVERSE STOCK SPLIT


     The Company is currently contemplating an initial public offering (IPO) of its common stock. In connection with the IPO, the Company plans to effect a 1-for-6 reverse stock split of common stock.



     Concurrent with the IPO, the Company anticipates the conversion of 801,277 issued and outstanding shares of preferred stock to common stock, and the exercise of stock options to acquire 358,046 shares (post reverse stock split) (note 9). The supplemental earnings per share included in the accompanying consolidated statements of income gives effect to the stock split and conversions had they occurred at the beginning of 1996 with the proceeds from such exercise used to reduce long-term debt and related interest costs.

                                                                      APPENDIX 1

                  [SIMAT, HELLIESEN & EICHNER, INC. APPRAISAL]

                               [SH&E LETTERHEAD]


                                                                   March 1, 1997


International Aircraft Investors
3655 Torrance Boulevard, Suite 410
Torrance, California 90503

Gentlemen:


     Simat, Helliesen & Eichner, Inc. ("SH&E") has been retained to determine the aggregate Current Market Value ("CMV") for one (1) Boeing 727-200ADV, three
(3) 737-200ADV and two (2) 737-300 aircraft and one (1) McDonnell Douglas MD-82 aircraft (the "Subject Aircraft"), all owned by International Aircraft Investors ("IAI"). The Subject Aircraft and APU are collectively referred to herein as (the "Collateral").



     SH&E has determined the aggregate Current Market Value of the Collateral as of December 31, 1996 to be $91.53 million.


                            VALUATION DETERMINATION

     SH&E has studied many aircraft transactions over the past 30 years. This list includes a wide variety of pure jet, fan-powered and turboprop powered two, three and four-engined transports. Models studied have covered many types, including Boeing 707, 727, 737, 757, 767 and 747 aircraft; Douglas DC-8, DC-9, DC-10, MD80 and MD-11 models; Airbus A300, A310, A320, A330 and A340 models; Lockheed L-1011; BAC 1-11; and various turboprop models, including most major commuter aircraft.

     The SH&E valuation approach starts by determining a half-life value. The term "half-life" represents an aircraft whose major components (e.g. airframe, engines, landing gear and APU) have used 50 percent of the time between scheduled or expected overhauls. This initial appraisal can then be adjusted (positive or negative) for each individual unit to reflect the airframe's maintenance status relative to next overhaul. In most cases, the Base Value (as defined below) of an aircraft assumes its physical condition is average for an aircraft of its type and age, and its maintenance time status is at mid-life (or benefitting from an above-average maintenance status if it is new or nearly new, as the case may be).

     In the case of new aircraft, the above half-life values are automatically adjusted upwards to reflect the fact that the aircraft has the full span of maintenance overhaul intervals available. Consequently, SH&E's initial depreciation of new aircraft is considerably greater than for a used aircraft, thereby accounting for both the change in its maintenance status and its intrinsic depreciation.

     SH&E half-life values are determined on a semi-annual basis by reviewing recent past sales, aircraft availability trends, technological aspects, environmental constraints and maintenance requirements.

     The Base Value is the appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted and stable market environment with a reasonable balance of supply and demand, and also assumes full considerations of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

     Since Base Value pertains to a somewhat idealized aircraft and market combination it may not necessarily reflect the actual value of the aircraft in question, but is a nominal starting value to which adjustments may be applied to determine an actual value.

     The Base Value of each aircraft is derived from SH&E's aircraft valuation models. The SH&E Base Value models provide trend lines derived from known transactions, econometric factors affecting aircraft values, and aircraft economic life estimates. Because it is related to long-term market trends, the Base Value definition is normally applied to analyses of historical values and projections of residual values.

     The Current Market Value (CMV) is SH&E's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question. CMV assumes that the aircraft is valued for its highest, best use, that the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

     The CMV of a specific aircraft is derived from, and will tend to be somewhat consistent with its Base Value in a stable market environment, but where a reasonable equilibrium between supply and demand does not exist, trading prices, and therefore CMVs, are likely to be at variance with the Base Value of that aircraft. CMV may be based upon either the actual (or specified) physical condition and maintenance time status of the aircraft, or alternatively upon an assumed average physical condition and mid-life, mid-time maintenance time status, depending on the nature of the appraisal assignment.

                                 QUALIFICATIONS

     SH&E has provided consulting services to the aviation industry since its founding 30 years ago. The staff consists of more than 75 professionals with many years of experience of air transportation management, planning, operations, and economic research. SH&E has performed numerous world-wide assignments for clients which include airlines, manufacturers, government agencies and financial institutions.

     An appraiser from SH&E is certified by the International Society of Transport Aircraft Trading (ISTAT).

                                  LIMITATIONS

     SH&E used information supplied by IAI together with in-house data accumulated through other recent studies of aircraft transactions.

     SH&E's opinions are based upon historical relationships and expectations that it believes are reasonable. Some of the underlying assumptions, including those described above, may not materialize because of unanticipated events and circumstances. SH&E's opinions could, and would, vary materially, should any of the above assumptions prove to be inaccurate.


     The opinions expressed herein are not given for, or as an inducement or endorsement of, any financial transaction.


     This report reflects SH&E's expert opinion and best judgment based upon the information available to it at the time of its preparation. SH&E does not have, and does not expect to have, any financial interest in the appraised property.

                                          For SH&E:

                                          --------------------------------------
                                          Clive G. Medland Vice President
                                          Certified Appraiser International
                                          Society of Transport Aircraft Trading

  [THREE AIRCRAFT IN FLIGHT. TWO B 737 AIRCRAFT, ONE WITH THE LOGO AND NAME OF COPA AND ONE WITH THE LOGO AND NAME OF AIR NEW ZEALAND. THE THIRD AIRCRAFT IS A
                    B 727 WITH THE LOGO AND NAME OF DELTA.]

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Consolidated Financial and
  Operating Data......................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   22
Management............................   30
Certain Transactions..................   36
Principal Shareholders................   38
Description of Capital Stock..........   39
Shares Eligible for Future Sale.......   40
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Additional Information................   43
Index to Consolidated Financial
  Statements..........................  F-1
Simat, Helliesen & Eichner, Inc.
  Appraisal...........................  A-1


                            ------------------------

  UNTIL           , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON
STOCK, WHETHER OR NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                1,820,000 SHARES


                                      LOGO

                        INTERNATIONAL AIRCRAFT INVESTORS

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS

                              --------------------

                            SUTRO & CO. INCORPORATED

                           FRIEDMAN, BILLINGS, RAMSEY
                                  & CO., INC.
                                     , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD fee.


                                                                            AMOUNT TO
                                                                             BE PAID
                                                                            ---------
        SEC registration fee..............................................  $   6,970
        NASD fee..........................................................      3,030
        Nasdaq-NMS listing fee............................................     25,340
        Printing and engraving expenses...................................    100,000
        Legal fees and expenses...........................................    200,000
        Accounting fees and expenses......................................    200,000
        Blue Sky qualification fees and expenses..........................     10,000
        Transfer Agent and Registrar fees.................................      5,000
        Miscellaneous fees and expenses...................................     79,660
                                                                             --------
                  Total...................................................  $ 630,000
                                                                             ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Articles of Incorporation of the Company will contain a provision eliminating the personal liability of the directors to the Company or its shareholders to the fullest extent permitted under the California General Corporations Law. The Bylaws of the Company provide for indemnification of directors, officers, employees and agents of the Company consistent with the provisions of the California General Corporation Law. Reference is also made to
Section 10 of the Underwriting Agreement, contained in Exhibit 1 hereto, indemnifying officers and directors of the Company against certain liabilities. See also the form of Indemnity Agreement, included herein as Exhibit 10.3, to be entered into with the directors and officers of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
          *1       Form of Underwriting Agreement
         **3.1     Articles of Incorporation of the Company
         **3.2     Certificate of Amendment of Articles of Incorporation of the Company,
                   dated November 15, 1988
         **3.3     Certificate of Amendment of Articles of Incorporation of the Company,
                   dated April 1, 1992
         **3.4     Certificate of Determination with respect to Convertible Preferred Stock
         **3.5     Bylaws of the Company
           3.6     Form of Amended and Restated Articles of Incorporation of the Company to
                   be effective upon consummation of the Offering

        NUMBER                                    DESCRIPTION
                   --------------------------------------------------------------------------
           3.7     Form of Bylaws of the Company to be effective upon consummation of the
                   Offering
          *4.1     Specimen of Common Stock certificate
         **4.2     Amended and Restated Aircraft Loan Agreement dated as of November 4, 1996 between SWA I Corporation and Wells Fargo Bank, N.A.
         **4.3     Secured Promissory Note in the original principal amount of $13,700,000 made November 4, 1996 by SWA I Corporation in favor of Wells Fargo Bank,
                   N.A.
         **4.4     Amended and Restated Guaranty Agreement dated as of November 4, 1996 made by International Aircraft Investors in favor of Wells Fargo Bank, N.A.
         **4.5     Senior Term Loan Agreement dated as of May 17, 1996 between IAI Alaska I
                   Corporation and City National Bank
         **4.6     Aircraft Secured Promissory Note in the original principal amount of
                   $14,650,000 made May 17, 1996 by IAI Alaska I Corporation in favor of City
                   National Bank
         **4.7     Secured Credit Agreement dated as of December 21, 1993 between IAI II,
                   Inc. and Continental Bank, N.A.
         **4.8     Note in the original principal amount of $21,976,677 made by IAI II, Inc.
                   in favor of Continental Bank, N.A.
           4.9     The Company hereby agrees to furnish to the Commission upon request a copy of any instrument with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10% of the consolidated assets of the Company
          *5       Opinion of O'Melveny & Myers LLP regarding the legality of the securities to be registered
          10.1     Form of 1997 Employee Stock Option and Award Plan
          10.2     Lease of principal offices
        **10.3     Form of indemnity agreement
        **10.4     Letter agreement, dated November 6, 1996, between the Company and ILFC.
        **10.5     Letter agreement, dated January 14, 1997, between the Company and ILFC.
         *10.6     Form of Employment Agreement with William E. Lindsey.
         *10.7     Form of Employment Agreement with Michael P. Grella.
         *10.8     Form of 1997 Eligible Directors Stock Option Plan.
          11       Statement regarding computation of earnings per share and supplemental earnings per share.
          21       The Company's subsidiaries are as follows: IAI Atlantic Leasing, Inc.,
                   IAI-I, Inc., IAI-II, Inc., IAI Pacific Leasing, Inc., IAI Alaska I
                   Corporation and SWA I Corporation.
          23.1     Consent of KPMG Peat Marwick LLP, independent certified public accountants
          23.2     Consent of O'Melveny & Myers LLP (included in Exhibit 5)
         *23.3     Consent of Simat Helliesen & Eichner, Inc.
        **24       Power of Attorney
          27.1     Financial Data Schedule for the year ended December 31, 1996.


---------------


 * To be filed by amendment.



** Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES

     All schedules for which provision is made in the applicable accounting regulations of the Commission are provided in the Notes to the Consolidated Financial Statements included elsewhere in this Registration Statement or are not required under the applicable instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in
Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 4th day of March, 1997.


                                          INTERNATIONAL AIRCRAFT INVESTORS

                                          By: /s/ WILLIAM E. LINDSEY
                                            William E. Lindsey
                                            Chairman of the Board and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ----------------------------  -----------------

                  /s/ WILLIAM E. LINDSEY         Chairman of the Board, Chief      March 4, 1997
              William E. Lindsey                    Executive Officer and
                                                     Director (Principal
                                                      Executive Officer)

                  /s/ MICHAEL P. GRELLA*            President and Director         March 4, 1997
               Michael P. Grella

                /s/ RICHARD O. HAMMOND*           Vice President -- Finance        March 4, 1997
              Richard O. Hammond                   and Treasurer (Principal
                                                   Financial and Accounting
                                                           Officer)
                   /s/ STUART M. WARREN*                   Director                March 4, 1997
               Stuart M. Warren

                  /s/ AARON MENDELSOHN*                    Director                March 4, 1997
               Aaron Mendelsohn

                     /s/ CHRISTER SALEN*                   Director                March 4, 1997
                Christer Salen

                    /s/ KENNETH TAYLOR*                    Director                March 4, 1997
                Kenneth Taylor

        *        /s/ WILLIAM E. LINDSEY
              William E. Lindsey
               Attorney-in-fact

                                 EXHIBIT INDEX



                                                                                 SEQUENTIALLY
                                                                                   NUMBERED
    NUMBER                                DESCRIPTION                                PAGES
    ------     -------------------------------------------------------------------------------
      *1       Form of Underwriting Agreement....................................
     **3.1     Articles of Incorporation of the Company..........................
     **3.2     Certificate of Amendment of Articles of Incorporation of the
               Company, dated November 15, 1988..................................
     **3.3     Certificate of Amendment of Articles of Incorporation of the
               Company, dated April 1, 1992......................................
     **3.4     Certificate of Determination with respect to Convertible Preferred
               Stock.............................................................
     **3.5     Bylaws of the Company.............................................
       3.6     Form of Amended and Restated Articles of Incorporation of the
               Company to be effective upon consummation of the Offering.........
       3.7     Form of Bylaws of the Company to be effective upon consummation of the Offering......................................................
      *4.1     Specimen of Common Stock certificate..............................
     **4.2     Amended and Restated Aircraft Loan Agreement dated as of November
               4, 1996 between SWA I Corporation and Wells Fargo Bank, N.A.......
     **4.3     Secured Promissory Note in the original principal amount of
               $13,700,000 made November 4, 1996 by SWA I Corporation in favor of
               Wells Fargo Bank, N.A.............................................
     **4.4     Amended and Restated Guaranty Agreement dated as of November 4,
               1996 made by International Aircraft Investors in favor of Wells
               Fargo Bank, N.A...................................................
     **4.5     Senior Term Loan Agreement dated as of May 17, 1996 between IAI
               Alaska I Corporation and City National Bank.......................
     **4.6     Aircraft Secured Promissory Note in the original principal amount of $14,650,000 made May 17, 1996 by IAI Alaska I Corporation in favor of City National Bank.......................................
     **4.7     Secured Credit Agreement dated as of December 21, 1993 between IAI
               II, Inc. and Continental Bank, N.A................................
     **4.8     Note in the original principal amount of $21,976,677 made by IAI
               II, Inc. in favor of Continental Bank, N.A........................
       4.9     The Company hereby agrees to furnish to the Commission upon request a copy of any instrument with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10% of the consolidated assets of the Company..........
      *5       Opinion of O'Melveny & Myers LLP regarding the legality of the securities to be registered.......................................
      10.1     Form of 1997 Employee Stock Option and Award Plan.................
      10.2     Lease of principal offices........................................
    **10.3     Form of indemnity agreement.......................................
    **10.4     Letter agreement, dated November 6, 1996, between the Company and
               ILFC..............................................................
    **10.5     Letter agreement, dated January 14, 1997, between the Company and
               ILFC..............................................................
     *10.6     Form of Employment Agreement with William E. Lindsey..............
     *10.7     Form of Employment Agreement with Michael P. Grella...............
     *10.8     Form of 1997 Eligible Directors Stock Option Plan.................

                                                                                 SEQUENTIALLY
                                                                                   NUMBERED
    NUMBER                                DESCRIPTION                                PAGES
    ------     -------------------------------------------------------------------------------
      11       Statement regarding computation of earnings per share and
               supplemental earnings per share...................................
      21       The Company's subsidiaries are as follows: IAI Atlantic Leasing,
               Inc., IAI-I, Inc., IAI-II, Inc., IAI Pacific Leasing, Inc., IAI
               Alaska I Corporation and SWA I Corporation........................
      23.1     Consent of KPMG Peat Marwick LLP, independent certified public accountants.......................................................
      23.2     Consent of O'Melveny & Myers LLP (included in Exhibit 5)..........
     *23.3     Consent of Simat Helliesen & Eichner, Inc.........................
    **24       Power of Attorney.................................................
      27.1     Financial Data Schedule for the year ended December 31, 1996......


---------------


 * To be filed by amendment.



** Previously filed.